Form 10-K405, Exhibit 13
period 1997-06-30
MONDAVI ROBERT CORP
filed 1997-09-29
CIK 902276

                                EXHIBIT 13

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                       YEAR ENDED JUNE 30,
                                                -------------------------------------------------------------------------
                                                  1997            1996            1995            1994             1993
                                                -------------------------------------------------------------------------
                                                               (In thousands, except per share data)
INCOME STATEMENT DATA
Gross revenues ..............................   $315,998        $253,540        $210,361        $176,236         $177,748
Less excise taxes ...........................     15,224          12,710          10,892           9,209            9,608
                                                -------------------------------------------------------------------------
Net revenues ................................    300,774         240,830         199,469         167,027          168,140
Cost of goods sold ..........................    165,988         122,385          97,254          88,102           92,979
                                                -------------------------------------------------------------------------
Gross profit ................................    134,786         118,445         102,215          78,925           75,161
Operating expenses ..........................     79,831          70,707          64,160          56,198           52,191
                                                -------------------------------------------------------------------------
Operating income ............................     54,955          47,738          38,055          22,727           22,970
Other income (expense):
  Interest ..................................    (10,562)         (8,814)         (8,675)         (6,698)          (7,486)
  Other .....................................      1,880           1,543             215            (305)          (1,020)
                                                -------------------------------------------------------------------------
Income before income taxes ..................     46,273          40,467          29,595          15,724           14,464
Provision for income taxes ..................     18,048          16,029          11,775           6,212            5,801
                                                -------------------------------------------------------------------------
Net income ..................................   $ 28,225        $ 24,438        $ 17,820        $  9,512         $  8,663
                                                =========================================================================
Earnings per share ..........................   $   1.80        $   1.61        $   1.39        $    .75         $    .83
                                                =========================================================================
Weighted average number of common
  shares and equivalents outstanding(1) .....     15,670          15,203          12,787          12,731           10,385
                                                =========================================================================
BALANCE SHEET DATA
Working capital .............................   $185,910        $152,757        $116,899        $ 59,493         $ 90,075
Long-term debt, less current portion ........    158,067         123,713         113,017          55,902           84,203
Total debt ..................................    173,607         127,828         119,088         107,409           95,237
Total liabilities ...........................    223,754         172,940         157,752         137,884          127,558
Shareholders' equity(2) .....................    221,171         188,255         124,562         106,352           96,775
Total assets ................................    444,925         361,195         282,314         244,236          224,333

OPERATING DATA (UNAUDITED)
Cases sold(3) ...............................      6,450           5,437           4,550           3,873            3,991
Average net selling price(4) ................   $  46.22        $  43.86        $  43.42        $  42.70         $  41.73

(1) See Note 1 of Notes to Consolidated Financial Statements for an explanation of the determination of shares used in computing earnings per share.
(2) The Company has never paid or declared dividends on its common stock.
(3) Case information based on industry standard 9-liter case.
(4) Average net selling price is reported on a per-case basis and represents net revenues, excluding net revenues from bulk wine and grape sales, divided by the total number of cases sold during the period.

                                 ROBERT MONDAVI

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                                    OVERVIEW

INTRODUCTION The Company was founded in 1966 to make quality premium table wines that would compete with the finest wines of the world. The Company's strategy is to sell its wines across all principal price segments of the premium wine market.

Fiscal 1997 was an outstanding year for Robert Mondavi. Despite an industry-wide shortage of premium wine grapes, the Company achieved record sales and earnings which reflect the quality and strength of its brands. The revenue growth in fiscal 1997 reflects strong consumer demand for the Company's brands which helped offset the cost impact of the California grape shortage.

Although the Company expects the grape shortage to continue during fiscal 1998, the Company has already begun to see the results of steps it has taken to improve its global wine supply. During fiscal 1997, the Company introduced its first imported wines: Caliterra, produced by the Company's joint venture in Chile; and Vichon Mediterranean, wines sourced from the Languedoc-Roussillon region of France. Sales of these imported wines accounted for 27.4% of the sales volume growth for the fiscal year. In addition, the Company continued to increase its vineyard and land holdings, adding more than 1,000 acres during the fiscal year, and the Company continues to evaluate new opportunities to improve its long-term wine supply.

FORWARD-LOOKING STATEMENTS This discussion, the President's letter printed above and other information provided from time to time by the Company contain historical information as well as forward-looking statements about the Company, the premium wine industry and general business and economic conditions. Such forward-looking statements include, for example, projections or predictions about the Company's future growth, consumer demand for its wines, including new brands and brand extensions, margin trends, the premium wine grape market and the Company's anticipated future investment in vineyards and other capital projects. Actual results may differ materially from the Company's present expectations. Among other things, reduced consumer spending or a change in consumer preferences could reduce demand for the Company's wines. Similarly, competition from numerous domestic and foreign vintners could affect the Company's ability to sustain volume and revenue growth. The price of grapes, the Company's single largest product cost, is beyond the Company's control and higher grape costs may put more pressure on the Company's gross profit margin than is currently forecast. Interest rates and other business and economic conditions could increase significantly the cost and risks of projected capital spending. For these and other reasons, no forward-looking statement by the Company can nor should be taken as a guarantee of what will happen in the future.

KEY ACCOUNTING MATTERS The Company uses the last-in, first-out (LIFO) method of valuing its wine inventories. The LIFO method attempts to match the most current inventory cost with sales for the period. LIFO adjustments can increase or decrease the Company's cost of goods sold as determined under alternative valuation methods, and such variances can be significant and unpredictable since LIFO adjustments depend on many interrelated factors not all of which are within the Company's control. In the premium wine business, the difference between LIFO and FIFO (first-in, first-out) inventory costs can be significant due to the extended period of time that wines remain in inventory, typically from one to three years or longer depending on the style and variety of wine. The use of the LIFO method has led, and will continue to lead, to volatility in quarterly and annual financial results. For example, the Company's LIFO provision resulted in an increase in FIFO cost of goods sold of approximately $16.2 million in fiscal 1997 and reductions in FIFO cost of goods sold of approximately $545,000 and $9.2 million in fiscal 1996 and 1995, respectively.

The Company's joint venture interests are accounted for as investments under the equity method. Accordingly, the Company's share of their results is reflected in "equity in net income of joint ventures" and "investments in joint ventures" on the Consolidated Statements of Income and Consolidated Balance Sheets, respectively. The Company also imports wines under importing and marketing agreements with certain of its joint ventures and their affiliates. Under the terms of these agreements the Company purchases wine for resale in the United States. Revenues and expenses related to importing and selling these wines are included in the appropriate sections of the Consolidated Statements of Income.

                                 ROBERT MONDAVI

SEASONALITY AND QUARTERLY RESULTS The Company has historically experienced and expects to continue experiencing seasonal and quarterly fluctuations in its net revenues, cost of goods sold, and net income. Sales volume tends to increase in advance of holiday periods, before price increases go into effect, and during promotional periods, which generally last for one month. Sales volume tends to decrease if distributors begin a quarter with larger than standard inventory levels. The timing of releases for certain wines, such as Cabernet Sauvignon Reserve futures, which may be shipped in either the third or fourth fiscal quarter, depending on the aging requirements of the vintage, also can have a significant impact on quarterly results. Additionally, the Company may schedule price increases on July 1, which, when combined with June promotions and intensive sales force efforts to meet fiscal year goals, can result in increased sales in the Company's fourth fiscal quarter and lower than average sales in the Company's first fiscal quarter. Significant fluctuations in quarterly financial results have also historically resulted and are expected to continue to result from adjustments that are required by the Company's LIFO method of valuing inventories.

The following table sets forth certain information regarding the Company's net revenues and net income for each of the last eight fiscal quarters:

                                 Fiscal 1997 Quarter Ended               Fiscal 1996 Quarter Ended
                                 -------------------------               -------------------------
                            Sep. 30   Dec. 31   Mar. 31   Jun. 30   Sep. 30   Dec. 31   Mar. 31   Jun. 30
                            -------   -------   -------   -------   -------   -------   -------   -------
                                                      (Dollars in millions)
Net revenues                $59.0     $87.2     $70.9     $83.7     $45.5     $70.8     $58.4     $66.1
% of annual net revenues     19.6%     29.0%     23.6%     27.8%     18.9%     29.4%     24.3%     27.4%
Net income                  $ 5.3     $ 9.2     $ 6.3     $ 7.4     $ 4.5     $ 8.1     $ 5.9     $ 5.9
% of annual net income       18.8%     32.6%     22.3%     26.3%     18.4%     33.2%     24.2%     24.2%

Seasonal cash requirements increase just after harvest in the fall as a result of contract grape payments and, to a lesser degree, due to the large seasonal work force employed in both the vineyards and wineries during harvest. Also, many grape contracts include a deferral of a portion of the payment obligations until April 1st of the following calendar year, resulting in significant cash payments on March 31 of each year. As a result of harvest costs and the timing of its contract grape payments, the Company's borrowings, net of cash, generally peak during December and March of each year. Cash requirements also fluctuate depending on the level and timing of capital spending and joint venture investments. The following table sets forth the Company's total borrowings, net of cash, at the end of each of its last eight fiscal quarters:

                             Fiscal 1997 Quarter Ended            Fiscal 1996 Quarter Ended
                             -------------------------            -------------------------
                     Sep. 30   Dec. 31   Mar. 31   Jun. 30   Sep. 30   Dec. 31   Mar. 31   Jun. 30
                     -------   -------   -------   -------   -------   -------   -------   -------
                                                (Dollars in millions)
Total borrowings,
  net of cash        $134.1    $152.8    $174.6    $173.5    $ 81.4    $105.1    $134.1    $128.2

                                 ROBERT MONDAVI

PERIOD TO PERIOD COMPARISON The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of net revenues:

                                                 As a Percentage of Net Revenues
                                                  for the Year Ended June 30,
                                                 -----------------------------
                                                 1997        1996        1995
                                                 -----       -----       -----
Gross revenues                                   105.1%      105.3%      105.5%
Less excise taxes                                  5.1         5.3         5.5
                                                 -----       -----       -----
Net revenues                                     100.0       100.0       100.0
Cost of goods sold                                55.2        50.8        48.8
                                                 -----       -----       -----
Gross profit                                      44.8        49.2        51.2
Operating expenses                                26.5        29.4        32.1
                                                 -----       -----       -----
Operating income                                  18.3        19.8        19.1
Other income (expense):
   Interest                                       (3.5)       (3.6)       (4.3)
   Other                                           0.6         0.6
                                                 -----       -----       -----
Income before income taxes                        15.4        16.8        14.8
Provision for income taxes                         6.0         6.7         5.9
                                                 -----       -----       -----
Net income                                         9.4%       10.1%        8.9%
                                                 =====       =====       =====

                         THREE YEARS ENDED JUNE 30, 1997

GROSS REVENUES Gross revenues increased by 24.6% to $316.0 million in fiscal 1997 from fiscal 1996, and by 20.5% to $253.5 million in fiscal 1996 from $210.4 million in fiscal 1995. In fiscal 1997, sales volume increased by 18.6% to 6,450,000 cases from fiscal 1996, and by 19.5% to 5,437,000 cases in fiscal 1996 from 4,550,000 cases in fiscal 1995. The increase in gross revenues in fiscal 1997 and 1996 was primarily attributable to the increase in sales volume, particularly in the Woodbridge and Robert Mondavi Coastal wines. In addition, the introduction of Caliterra and Vichon Mediterranean wines during fiscal 1997 accounted for 27.4% of the total sales volume growth. During the past three fiscal years, many of the Company's wines were in limited supply, resulting in wines being allocated to customers. The Company expects many of its wines will remain on allocation during fiscal 1998.

EXCISE TAXES The Company's federal and state excise taxes increased by 19.8% to $15.2 million in fiscal 1997 from fiscal 1996, and by 16.5% to $12.7 million in fiscal 1996 from $10.9 million in fiscal 1995. The dollar increase in excise taxes in fiscal 1997 and 1996 generally correlates to an increase in domestic sales volume, since the excise tax is assessed on a per gallon basis and the excise tax rate remained unchanged during these periods. Excise taxes as a percentage of net revenues decreased in the 1997 and 1996 periods as a result of higher net average selling prices per case during these periods.

NET REVENUES As a result of the above factors, net revenues increased by 24.9% to $300.8 million in fiscal 1997 from fiscal 1996, and by 20.7% to $240.8 million in fiscal 1996 from $199.5 million in fiscal 1995. Net revenues per case increased by 5.4% to $46.22 per case in fiscal 1997 from fiscal 1996, and by 1.0% to $43.86 per case in fiscal 1996 from $43.42 per case in fiscal 1995.

COST OF GOODS SOLD Cost of goods sold increased by 35.6% to $166.0 million in fiscal 1997 from fiscal 1996, and by 25.8% to $122.4 million in fiscal 1996 from $97.3 million in fiscal 1995. The increase in fiscal 1997 reflects increased sales volume and increased grape and bulk wine prices. The increase in fiscal 1996 reflects increased sales volume, increasing grape and bulk wine prices and lower grape yields on the Company's vineyards. If inventories valued at LIFO cost had been valued at FIFO cost, then cost of goods sold would have been $16.2 million lower in fiscal 1997 and $545,000 and $9.2 million higher in fiscal 1996 and 1995, respectively. The Company expects the trend of increasing grape and bulk wine costs to continue in fiscal 1998.

                                 ROBERT MONDAVI

GROSS PROFIT As a result of the factors discussed above, gross profit increased by 13.8% to $134.8 million in fiscal 1997 from fiscal 1996, and by 15.9% to $118.4 million in fiscal 1996 from $102.2 million in fiscal 1995. The Company's gross profit margins were 44.8%, 49.2% and 51.2% of net revenues for fiscal 1997, 1996 and 1995, respectively.

OPERATING EXPENSES Operating expenses increased by 12.9% to $79.8 million in fiscal 1997 from fiscal 1996, and by 10.1% to $70.7 million in fiscal 1996 from $64.2 million in fiscal 1995. The ratio of operating expenses to net revenues was 26.5% in fiscal 1997, 29.4% in fiscal 1996 and 32.1% in fiscal 1995. The dollar increase in operating expenses in fiscal 1997 and 1996 was primarily attributable to an increase in sales and marketing expenses and employee compensation associated with increased sales volume and improved profitability. The decrease in operating expense ratio in fiscal 1997 was due to economies of scale in personnel and overhead costs achieved as a result of increased net revenues. The decrease in operating expense ratio in fiscal 1996 was due to an 8.0% decrease in the average promotional dollars spent per case combined with economies of scale in personnel and overhead costs achieved as a result of increased net revenues.

OPERATING INCOME As a result of the factors discussed above, operating income increased by 15.1% to $55.0 million in fiscal 1997 from fiscal 1996, and by 25.2% to $47.7 million in fiscal 1996 from $38.1 million in fiscal 1995. Operating income constituted 18.3% of net revenues in fiscal 1997, 19.8% in fiscal 1996, and 19.1% in fiscal 1995.

INTEREST Interest expense increased by 19.8% to $10.6 million in fiscal 1997 from fiscal 1996, and by 1.1% to $8.8 million in fiscal 1996 from $8.7 million in fiscal 1995. The Company's average interest rates were 7.83%, 8.61% and 8.60% in fiscal 1997, 1996 and 1995, respectively. The increase in interest expense in fiscal 1997 was primarily attributable to increases in the Company's average borrowing levels that were partially offset by an increase in capitalized interest and a decrease in the Company's average interest rate.

OTHER "Other" primarily consists of the Company's equity income in its joint ventures and miscellaneous non-operating income and expense items.

In fiscal 1997, "Other" was $1.9 million compared to $1.5 million in fiscal 1996 and $215,000 in fiscal 1995. The improvement in "Other" in fiscal 1997 compared to fiscal 1996 was mainly due to increased income from the Caliterra and Opus One joint ventures. The improvement in "Other" in fiscal 1996 compared to fiscal 1995 was mainly due to tax refunds.

INCOME BEFORE INCOME TAXES As a result of the factors discussed above, income before income taxes increased by 14.3% to $46.3 million in fiscal 1997 from fiscal 1996, and by 36.8% to $40.5 million in fiscal 1996 from $29.6 million in fiscal 1995.

PROVISION FOR INCOME TAXES The provision for income taxes and the Company's effective tax rates were $18.0 million and 39.0%, $16.0 million and 39.6%, and $11.8 million and 39.8% in fiscal 1997, 1996 and 1995, respectively.

NET INCOME AND EARNINGS PER SHARE As a result of the above factors, net income increased by 15.5% to $28.2 million in fiscal 1997 from fiscal 1996, and by 37.1% to $24.4 million in fiscal 1996 from $17.8 million in fiscal 1995. Earnings per share were $1.80, $1.61 and $1.39 in fiscal 1997, 1996 and 1995, respectively. Fiscal 1997 and 1996 earnings per share reflect the dilutive impact of the increase in the weighted average shares outstanding resulting from the Company's second public offering of stock in August 1995. During February 1997, Statement of Accounting Standards No. 128 (SFAS 128), Earnings Per Share, was issued. For a further discussion of the impact of SFAS 128 upon the Company's results of operations, see Note 1 of Notes to Consolidated Financial Statements.

                                 ROBERT MONDAVI

                        LIQUIDITY AND CAPITAL RESOURCES

Working capital as of June 30, 1997, was $185.9 million compared to $152.8 million at June 30, 1996. The $33.1 million increase in working capital was primarily attributable to a $26.0 million increase in inventories. Borrowings under the Company's credit lines totaled $58.8 million at June 30, 1997, compared to $40.0 million at June 30, 1996. The Company had a cash balance of $150,000 at June 30, 1997, compared to a book overdraft of $403,000 at June 30, 1996.

The Company has historically financed its growth through increases in borrowings and cash flow from operations. In addition, the Company received $32.3 million in net proceeds from its initial public offering of stock in June 1993 and an additional $35.3 million in net proceeds from its second public offering of stock in August 1995. During fiscal 1997, the Company's primary uses of capital have been to finance the following: a $42.6 million increase in property, plant and equipment (including vineyard development and land acquisitions, expansion of the Woodbridge facility and purchases of new oak barrels), a $26.0 million increase in inventories, $23.0 million in repayments of term debt and a $19.7 million increase in accounts receivable. The primary sources of funds during fiscal 1997 were from the following: $50.0 million in new term debt, $28.2 million in net income, as well as the non-cash impact on pre-tax income of $12.5 million in depreciation and amortization and $18.8 million in net additions under the Company's credit lines.

Management expects that the Company's working capital needs will grow significantly to support expected future growth in sales volumes. Due to the lengthy aging and processing cycles involved in premium wine production, expenditures for inventory and fixed assets need to be made one to three years or more in advance of anticipated sales. The Company currently expects its fiscal 1998 capital spending requirements will be at least equal to the fiscal 1997 level.

The Company currently has credit lines that provide both short-term and long-term borrowings. The short-term credit lines expire on December 26, 1997, and have maximum credit available of $41.2 million. The long-term credit lines expire on December 31, 1999, and have maximum credit available of $50.0 million. The annual interest rates on these lines are based on various bank programs and ranged from 5.69% to 8.50% during fiscal 1997.

The Company anticipates that current capital combined with cash from operating activities and the availability of cash from additional borrowings will be sufficient to meet its liquidity and capital expenditure requirements at least through the end of fiscal 1998.

                                 ROBERT MONDAVI

                           CONSOLIDATED BALANCE SHEETS

                        (In thousands, except share data)

                                     ASSETS

                                                                                     June 30,
                                                                               --------------------
                                                                                 1997        1996
                                                                               --------    --------
Current assets:
  Cash                                                                         $    150    $     --
  Accounts receivable -- trade, net                                              59,222      39,495
  Inventories                                                                   167,695     142,565
  Prepaid income taxes                                                               --       2,370
  Deferred income taxes                                                           1,677         570
  Prepaid expenses and other current assets                                       5,593         840
                                                                               --------    --------
    Total current assets                                                        234,337     185,840

Property, plant and equipment, net                                              186,990     156,754
Investments in joint ventures                                                    19,212      17,100
Other assets                                                                      4,386       1,501
                                                                               --------    --------
    Total assets                                                               $444,925    $361,195
                                                                               ========    ========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Book overdraft                                                               $     --    $    403
  Notes payable to banks                                                          8,750          --
  Accounts payable -- trade                                                      14,769      13,733
  Employee compensation and related costs                                        10,608      10,322
  Other accrued expenses                                                          5,446       2,828
  Current portion of long-term debt                                               6,790       4,115
  Deferred revenue                                                                2,064       1,682
                                                                               --------    --------
    Total current liabilities                                                    48,427      33,083

Long-term debt, less current portion                                            158,067     123,713
Deferred income taxes                                                            10,848       8,944
Deferred executive compensation                                                   5,395       6,098
Other liabilities                                                                 1,017       1,102
                                                                               --------    --------
  Total liabilities                                                             223,754     172,940
                                                                               ========    ========
Commitments and contingencies (Note 10)
Shareholders' equity:
  Preferred Stock:  Authorized -- 5,000,000 shares
  Issued and outstanding -- no shares                                                --          --
  Class A Common Stock, without par value: Authorized -- 25,000,000 shares
    Issued and outstanding -- 7,499,024 and 7,281,529 shares                     76,138      73,402
  Class B Common Stock, without par value:  Authorized -- 12,000,000 shares
    Issued and outstanding -- 7,676,012 shares                                   12,324      12,324
  Paid-in capital                                                                 3,289       1,334
  Retained earnings                                                             129,420     101,195
                                                                               --------    --------
                                                                                221,171     188,255
                                                                               --------    --------
  Total liabilities and shareholders' equity                                   $444,925    $361,195
                                                                               ========    ========

                 See Notes to Consolidated Financial Statements.

                                 ROBERT MONDAVI

                        CONSOLIDATED STATEMENTS OF INCOME

                      (In thousands, except per share data)

                                                         Year Ended June 30,
                                                -------------------------------------
                                                  1997          1996          1995
                                                ---------     ---------     ---------
Gross revenues                                  $ 315,998     $ 253,540     $ 210,361
Less excise taxes                                  15,224        12,710        10,892
                                                ---------     ---------     ---------
Net revenues                                      300,774       240,830       199,469
Cost of goods sold                                165,988       122,385        97,254
                                                ---------     ---------     ---------
Gross profit                                      134,786       118,445       102,215
Selling, general and administrative expenses       79,831        70,707        64,160
                                                ---------     ---------     ---------
Operating income                                   54,955        47,738        38,055
Other income (expense):
  Interest                                        (10,562)       (8,814)       (8,675)
  Equity in net income of joint ventures            2,510         1,751         1,547
  Other                                              (630)         (208)       (1,332)
                                                ---------     ---------     ---------
Income before income taxes                         46,273        40,467        29,595
Provision for income taxes                         18,048        16,029        11,775
                                                ---------     ---------     ---------
Net income                                      $  28,225     $  24,438     $  17,820
                                                =========     =========     =========
Earnings per share:                             $    1.80     $    1.61     $    1.39
                                                =========     =========     =========
Weighted average number of common shares
  and equivalents outstanding                      15,670        15,203        12,787
                                                =========     =========     =========

                 See Notes to Consolidated Financial Statements.

                                 ROBERT MONDAVI

             CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                 (In thousands)

                                             Class A                Class B                                     Total
                                             Common                 Common             Paid-in     Retained  Shareholders'
                                             Stock                  Stock              Capital     Earnings     Equity
                                     ----------------------------------------------------------------------------------
                                      Shares      Amount      Shares       Amount
                                     ---------------------------------------------     --------------------------------
Balance at June 30, 1994                4,408    $ 34,050       8,327     $ 13,365     $     --    $ 58,937    $106,352
  Net income                                                                                         17,820      17,820
  Conversion of Class B
    Common Stock to Class A
    Common Stock                            1           1          (1)          (1)
  Exercise of Class A Common
    Stock Options                          18         208                                                           208
Issuance of Class A Common
    Stock through Employee
    Stock Purchase Plan                    22         182                                                           182
                                     --------    --------    --------     --------     --------    --------    --------
Balance at June 30, 1995                4,449      34,441       8,326       13,364           --      76,757     124,562
  Net income                                                                                         24,438      24,438
  Conversion of Class B
    Common Stock to Class A
    Common Stock                          650       1,040        (650)      (1,040)
  Exercise of Class A Common
    Stock Options including
    related tax benefits                  215       2,401                                 1,334                   3,735
  Issuance of Class A Common
    Stock through public offering       1,955      35,323                                                        35,323
  Issuance of Class A Common
    Stock through Employee
    Stock Purchase Plan                    13         197                                                           197
                                     --------    --------    --------     --------     --------    --------    --------
Balance at June 30, 1996                7,282      73,402       7,676       12,324        1,334     101,195     188,255
  Net income                                                                                         28,225      28,225
  Exercise of Class A Common
    Stock Options including
    related tax benefits                  207       2,447                                 1,955                   4,402
  Issuance of Class A Common
    Stock through Employee
    Stock Purchase Plan                    10         289                                                           289
                                     --------    --------    --------     --------     --------    --------    --------
Balance at June 30, 1997                7,499    $ 76,138       7,676     $ 12,324     $  3,289    $129,420    $221,171
                                     ========    ========    ========     ========     ========    ========    ========

                 See Notes to Consolidated Financial Statements.

                                 ROBERT MONDAVI

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)

                                                                     Year Ended June 30,
                                                             ----------------------------------
                                                               1997         1996         1995
                                                             --------     --------     --------
Cash flows from operating activities:
  Net income                                                 $ 28,225     $ 24,438     $ 17,820
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Deferred income taxes                                         797         (489)         710
    Depreciation and amortization                              12,534       10,263        8,854
    Equity in net income of joint ventures                     (2,510)      (1,751)      (1,547)
    Other                                                         213          178          687
    Changes in assets and liabilities:
      Accounts receivable -- trade                            (19,727)      (6,894)        (501)
      Inventories                                             (26,030)     (29,319)     (17,230)
      Prepaid income taxes                                      1,036       (1,036)          --
      Other assets                                             (4,753)         148         (353)
      Accounts payable -- trade and accrued expenses            3,830        6,239        6,625
      Income taxes payable                                      3,399       (1,160)         733
      Deferred revenue                                            382          189         (366)
      Deferred executive compensation                            (703)         259          516
      Other liabilities                                           (85)         437          (29)
                                                             --------     --------     --------
  Net cash provided by (used in) operating activities          (3,392)       1,502       15,919
                                                             --------     --------     --------
Cash flows from investing activities:
  Acquisitions of property, plant and equipment               (42,552)     (40,084)     (27,823)
  Distributions from joint ventures                             1,657        4,102          482
  Contributions to joint ventures                                (359)      (7,530)        (458)
                                                             --------     --------     --------
  Net cash used in investing activities                       (41,254)     (43,512)     (27,799)
                                                             --------     --------     --------
Cash flows from financing activities:
  Book overdraft                                                 (403)         403           --
  Net additions (repayments) under notes payable to banks       8,750           --      (18,050)
  Proceeds from issuance of long-term debt                     60,000       40,368       43,547
  Principal repayments of long-term debt                      (22,971)     (37,572)     (13,818)
  Proceeds from issuance of Class A Common Stock                  289       35,520          182
  Exercise of Class A Common Stock options                      2,447        2,401          208
  Other                                                        (3,316)         (10)         318
                                                             --------     --------     --------
  Net cash provided by financing activities                    44,796       41,110       12,387
                                                             --------     --------     --------
Net increase (decrease) in cash                                   150         (900)         507
Cash at the beginning of the year                                  --          900          393
                                                             --------     --------     --------
Cash at the end of the year                                  $    150     $     --     $    900
                                                             ========     ========     ========

                  See Notes to Consolidated Financial Statements.

                                 ROBERT MONDAVI

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Robert Mondavi Corporation (RMC) and its consolidated subsidiaries (the Company) are primarily engaged in the production and sale of premium table wine. The Company also sells wine under importing and marketing agreements.

The Company sells its products principally to distributors for resale to restaurants and retail outlets in the United States. A substantial part of the Company's wine sales is concentrated in California and, to a lesser extent, the states of New York, New Jersey, Texas, Pennsylvania, Florida and Massachusetts. Export sales account for approximately 8% of net revenues, with major markets in Canada, Europe and Asia.

A summary of significant accounting policies follows:

BASIS OF PRESENTATION The consolidated financial statements include the accounts of RMC and all its subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in joint ventures are accounted for using the equity method. Certain fiscal 1996 and 1995 balances have been reclassified to conform with current year presentation.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

INVENTORIES Inventories are valued at the lower of cost or market. Wine inventory costs are determined using the dollar value last-in, first-out (LIFO) method, applying the double extension pricing method to natural business units. Inventory costs for bottling and other supplies are determined using the first-in, first-out (FIFO) method. Costs associated with growing crops are recorded as inventory and are recognized as wine inventory costs in the year in which the related crop is harvested.

In accordance with the general practice in the wine industry, wine inventories are included in current assets, although a portion of such inventories may be aged for periods longer than one year.

PROPERTY, PLANT AND EQUIPMENT Property, plant and equipment is stated at cost. Maintenance and repairs are expensed as incurred. Costs incurred in developing vineyards, including related interest costs, are capitalized until the vineyards become commercially productive.

Depreciation and amortization is computed using the straight-line method, with the exception of barrels which are depreciated using an accelerated method, over the estimated useful lives of the assets amounting to 20 years for vineyards, 45 years for buildings and 3 to 12 years for machinery and equipment. Leasehold improvements are amortized over the estimated useful lives of the improvements or the terms of the related lease, whichever is shorter.

OTHER ASSETS Other assets include goodwill, loan fees and label design costs. Goodwill, loan fees and label design costs are amortized on a straight-line basis over 40 years, the terms of the related loans, and 5 years, respectively.

ADVERTISING COSTS Advertising costs are expensed as incurred. Advertising expense totaled $2,180,000, $3,073,000 and $451,000, respectively, for the year ended June 30, 1997, 1996 and 1995.

INCOME TAXES Deferred income taxes are computed using the liability method. Under the liability method, taxes are recorded based on the future tax effects of the difference between the tax and financial reporting bases of the Company's assets and liabilities. In estimating future tax consequences, all expected future events are considered, except for potential income tax law or rate changes.

MAJOR CUSTOMERS The Company sells the majority of its wines through distributors in the United States and through brokers and agents in export markets. There is a common ownership in several distributorships in different states that, when considered to be one entity, represented 29%, 28% and 29%, respectively, of gross revenues for the year ended June 30, 1997, 1996 and 1995. Trade accounts receivable from these distributors at June 30, 1997 and 1996 totaled $12,549,000 and $11,498,000, respectively.

                                 ROBERT MONDAVI

WINE FUTURES PROGRAM The Company has a wine futures program whereby contracts to buy cased wine are sold to distributors prior to the time the wine is available for shipment. The agreement to deliver the wine in the future is recorded when the Company receives the distributor's deposit representing the total purchase price. Revenue relating to this program is deferred and recognized when the wine is shipped.

STOCK-BASED COMPENSATION During July 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, which allows companies either to measure compensation cost in connection with their employee stock compensation (options) plans using a fair value based method or to continue to use an intrinsic value based method. The Company will continue to use the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25 (APB25) and its related Interpretations, which generally does not result in compensation cost. The Company's stock option plans are discussed in Note 9.

EARNINGS PER SHARE Earnings per share have been computed by dividing net income by the sum of the weighted average number of Class A and Class B common shares outstanding plus the dilutive effect, if any, of common share equivalents for stock option awards.

During February 1997, Statement of Financial Accounting Standards No. 128 (SFAS
128), Earnings per Share was issued. This statement supersedes Accounting Principles Board Opinion No. 15, Earnings per Share, and its related Interpretations and establishes new accounting standards for the computation and manner of presentation of the Company's earnings per share. The Company is required to adopt SFAS 128 for the quarter ending December 31, 1997. Early adoption is not permitted. When adopted, the Company will be required to restate previously reported earnings per share for all periods presented. The table below reflects the proforma impact to earnings per share to conform with SFAS 128 for the following periods:

                                                            Year Ended June 30,
                                                            -------------------
                                                         1997     1996     1995
                                                         ----     ----     ----
Earnings per share as previously reported                $1.80    $1.61    $1.39

Proforma earnings per share
  Basic                                                   1.87     1.67     1.40
  Diluted                                                 1.80     1.61     1.39

FAIR VALUE OF FINANCIAL INSTRUMENTS The fair value of the Company's notes payable to banks and long-term debt is estimated based on the current market rates available to the Company for debt of the same remaining maturities. At June 30, 1997, the carrying amount and estimated fair value of notes payable to banks and long-term debt are $173,607,000 and $176,856,000, respectively. At June 30, 1996, the carrying amount and estimated fair value of notes payable to banks and long-term debt are $127,828,000 and $132,141,000, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS The Company has only a limited involvement with derivative financial instruments and does not use them for trading purposes. Forward exchange contracts are used to manage exchange rate risks on certain purchase commitments denominated in foreign currencies. Gains and losses relating to firm purchase commitments are deferred and are recognized as adjustments of carrying amounts or in income when the hedged transaction occurs.

At June 30, 1997, the Company has outstanding forward exchange contracts to purchase 25,213,000 French Francs through September 1997 for the U.S. dollar equivalent of $4,635,000. Using exchange rates outstanding as of June 30, 1997, the U.S. dollar equivalent of the contracts is $4,287,000.

                                 ROBERT MONDAVI

NOTE 2 -- INVENTORIES
Inventories consist of the following (in thousands):

                                                              June 30,
                                                    ---------------------------
                                                       1997              1996
                                                    ---------         ---------
Wine in production                                  $ 127,922         $  95,747
Bottled wine                                           53,734            46,247
Crop costs and supplies                                14,793            13,097
Inventories stated at FIFO cost                       196,449           155,091
Reserve for LIFO valuation method                     (28,754)          (12,526)
                                                    ---------         ---------
                                                    $ 167,695         $ 142,565
                                                    =========         =========

Wine inventory costs are determined using the LIFO method, which attempts to match the most current inventory cost with sales for the period. Information related to the FIFO method may be useful in comparing operating results to those of companies not on LIFO. If inventories valued at LIFO cost had been valued at FIFO cost, net income would have increased by approximately $9,899,000 and decreased by approximately $329,000 and $5,537,000, respectively, for the year ended June 30, 1997, 1996 and 1995.


NOTE 3 -- PROPERTY, PLANT AND EQUIPMENT

The cost and accumulated depreciation of property, plant and equipment consist of the following (in thousands):

                                                              June 30,
                                                    ---------------------------
                                                       1997             1996
                                                    ---------         ---------
Land                                                $  42,405         $  38,235
Vineyards                                              31,413            29,716
Machinery and equipment                               112,884            99,211
Buildings                                              38,105            31,739
Vineyards under development                            19,738             7,461
Construction in progress                               22,447            21,429
                                                    ---------         ---------
                                                      266,992           227,791
Less -- accumulated depreciation                      (80,002)          (71,037)
                                                    ---------         ---------
                                                    $ 186,990         $ 156,754
                                                    =========         =========

Included in property, plant and equipment are assets leased under capital leases with cost and accumulated depreciation totaling $6,514,000 and $1,590,000, respectively, at June 30, 1997 and $6,514,000 and $673,000, respectively, at June 30, 1996. Depreciation expense for machinery and equipment under capital leases was $917,000, $793,000 and $366,000 for the year ended June 30, 1997,
1996 and 1995, respectively.

Included in property, plant and equipment is $1,343,000, $532,000 and $687,000 of interest capitalized for the year ended June 30, 1997, 1996 and 1995, respectively.

                                 ROBERT MONDAVI

NOTE 4 -- INVESTMENTS IN JOINT VENTURES

During March 1996, the Company and Vina Errazuriz S.A. (Errazuriz), Santiago, Chile, completed the formation of Vina Caliterra S.A. (Caliterra), a 50/50 joint venture created to produce and market wines from Chile.

During April 1996, the Company and Marchesi de' Frescobaldi S.P.A., Florence, Italy, completed the formation of Solaria S.R.L., a 50/50 joint venture created to produce and market wines from Italy. The joint venture changed its name to Luce during fiscal 1997.

Investments in joint ventures are summarized below (in thousands). The Company's interest in income and losses for each joint venture is stated within parentheses.

                                                               JUNE 30,
                                                     ---------------------------
                                                      1997                 1996
                                                     -------             -------
Opus One (50%)                                       $ 9,749             $ 9,238
Caliterra (50%)                                        7,582               6,010
Luce (50%)                                             1,339               1,365
Other                                                    542                 487
                                                     -------             -------
                                                     $19,212             $17,100
                                                     =======             =======

The condensed combined balance sheets and statements of operations of the joint ventures, along with the Company's proportionate share, are summarized as follows (in thousands):

BALANCE SHEETS

                                                   COMBINED          PROPORTIONATE SHARE
                                               ------------------    ------------------
                                                    JUNE 30,             JUNE 30,
                                               ------------------    ------------------
                                                1997       1996       1997        1996
                                               ------------------    ------------------
Current assets                                 $27,072    $22,136    $13,530    $11,038
Other assets                                    35,628     33,440     17,713     16,623
                                               -------    -------    -------    -------
    Total assets                               $62,700    $55,576    $31,243    $27,661
                                               =======    =======    =======    =======
Current liabilities                            $ 8,147    $ 6,084    $ 4,074    $ 3,042
Other liabilities                               16,612     16,057      8,306      8,029
Venturers' equity                               37,941     33,435     18,863     16,590
                                               -------    -------    -------    -------
    Total liabilities and venturers' equity    $62,700    $55,576    $31,243    $27,661
                                               =======    =======    =======    =======

The Company's investments in joint ventures differ from the amount that would be obtained by applying the Company's ownership interest to the venturers' equity of these entities due to preferred capital accounts and capital account differences specified in the joint venture agreements.

                                 ROBERT MONDAVI

STATEMENTS OF OPERATIONS

                                 COMBINED                   PROPORTIONATE SHARE
                      -----------------------------    -----------------------------
                           YEAR ENDED JUNE 30,              YEAR ENDED JUNE 30,
                      -----------------------------    -----------------------------
                        1997       1996       1995       1997       1996      1995
                      -----------------------------    -----------------------------
Net revenues          $28,271    $17,171    $11,773    $14,089    $ 8,511    $ 5,887
Cost of goods sold     11,479      7,179      4,017      5,740      3,590      2,009
                      -----------------------------    -----------------------------
Gross profit           16,792      9,992      7,756      8,349      4,921      3,878
Other expenses          9,753      6,588      5,101      4,784      3,184      2,550
                      -----------------------------    -----------------------------
Net income            $ 7,039    $ 3,404    $ 2,655    $ 3,565    $ 1,737    $ 1,328
                      =============================    =============================

NOTE 5 -- EMPLOYEE COMPENSATION AND RELATED COSTS

The Company has a tax-qualified defined contribution retirement plan (the Plan) which covers substantially all of its employees. Company contributions to the Plan are 7% of eligible compensation paid to participating employees. Company contributions to the Plan were $2,108,000, $1,925,000 and $1,797,000 for the year ended June 30, 1997, 1996 and 1995, respectively. Contributions to the Plan are limited by the Internal Revenue Code. The Company has a non-qualified supplemental executive retirement plan to restore contributions limited by the Plan. This plan is administered on an unfunded basis. The unfunded liability relating to this plan totaled $839,000 and $623,000 at June 30, 1997 and 1996, respectively.

The Company has a deferred executive incentive compensation plan with certain present and past key officers. Under the provisions of this plan, units are awarded to participants at the discretion of the Board of Directors. The units each earn a percentage of Company profits as defined by the plan over a five year vesting period. In February 1993, the Board of Directors determined that no future units will be awarded under the plan; however, the plan remains in place with respect to existing units. Subject to participant election for deferral of payments and payment terms for participants no longer in the plan, the accrued amounts are distributable in cash when fully vested. The compensation earned on the units and accumulated interest on fully vested amounts not distributed, are accrued but unfunded. The current portion of this liability is $1,950,000 and $1,400,000 at June 30, 1997 and 1996, respectively.

NOTE 6 -- LONG-TERM DEBT AND NOTES PAYABLE TO BANKS

Long-term debt consists of the following (in thousands):

                                                                                    JUNE 30,
                                                                               1997          1996
                                                                             ---------     ---------
Long-term unsecured credit lines                                             $  50,000     $  40,000
Fixed rate secured term loans;
  interest rates 6.33% to 10.00% at June 30, 1997;
  principal and interest payable monthly; due 1997 -- 2005                      19,917        41,380
Fixed rate unsecured term loans;
  interest rate 8.92% at June 30, 1997;
  principal and interest payable quarterly; due 2004                            39,033        40,000
Fixed rate unsecured term loans;
  interest rate 7.39% at June 30, 1997;
  interest payable semiannually through January 8, 1998;
  principal and interest payable semiannually from July 8, 1998; due 2006       50,000            --
Capitalized lease obligations;
  interest rates 6.96% to 8.00% at June 30, 1997;
  principal and interest payable monthly; due 2002 -- 2010                       5,907         6,448
                                                                             ---------     ---------
                                                                               164,857       127,828
Less -- current portion                                                         (6,790)       (4,115)
                                                                             ---------     ---------
                                                                             $ 158,067     $ 123,713
                                                                             =========     =========

                                 ROBERT MONDAVI

Aggregate annual maturities of long-term debt at June 30, 1997 are as follows (in thousands):

                           YEAR ENDING
                             JUNE 30,
                             --------
                              1998                                      $  6,790
                              1999                                        60,166
                              2000                                         9,458
                              2001                                         9,309
                              2002                                        14,967
                              Thereafter                                  64,167
                                                                        --------
                                                                        $164,857
                                                                        ========

The Company has unsecured credit lines with two banks that provide for both short-term and long-term borrowings. The short-term credit lines expire on December 26, 1997, and have maximum credit available of $41,150,000. The long-term credit lines expire on December 31, 1999, and have maximum credit available of $50,000,000. The credit lines bear interest, which is payable monthly, at rates determined under various bank interest programs, ranging from 6.18% to 8.50% at June 30, 1997. At June 30, 1997, there was $8,750,000 outstanding under the Company's short-term credit lines. There were no borrowings outstanding under the Company's short-term credit lines as of June 30, 1996.

On July 8, 1996, the Company entered into unsecured term loans totaling $50,000,000 that bear interest, payable semiannually, at a fixed rate of 7.39%. Semiannual principal payments commence on July 8, 1998. The proceeds from these loans were used to refinance secured term loans that matured in July 1996 and to pay down long-term credit line borrowings. The fixed rate secured term loans totaling $18,856,000 that were refinanced during July 1996 are classified as long-term at June 30, 1996.

Property, plant and equipment with a net book value of approximately $35,000,000 at June 30, 1997 is pledged as collateral for long-term debt. The terms of the unsecured credit lines and certain long-term debt agreements include covenants that require the maintenance of various minimum financial ratios and other covenants. The most restrictive of these covenants requires the ratio of net tangible assets to debt maturing in excess of one year to be 1.75 to 1 or greater. The Company was in compliance with all such covenants during the year ended June 30, 1997.


NOTE 7 -- INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                               YEAR ENDED JUNE 30,
                                 ----------------------------------------------
                                   1997               1996               1995
                                 --------           --------           --------
Current:
  Federal                        $ 14,763           $ 14,760           $  9,182
  State                             2,488              1,758              1,883
                                 --------           --------           --------
                                   17,251             16,518             11,065
                                 --------           --------           --------
Deferred:
  Federal                             768               (824)               874
  State                                29                335               (164)
                                 --------           --------           --------
                                      797               (489)               710
                                 --------           --------           --------
                                 $ 18,048           $ 16,029           $ 11,775
                                 ========           ========           ========

                                 ROBERT MONDAVI

Income tax expense differs from the amount computed by multiplying the statutory federal income tax rate times income before taxes, due to the following:

                                                         YEAR ENDED JUNE 30,
                                                       1997      1996     1995
                                                       ----      ----     ----
Federal statutory rate                                 35.0%     35.0%    35.0%
State income taxes, net of federal benefit              3.8       3.4      4.6
Permanent differences                                   0.4       0.5      0.7
Other                                                  (0.2)      0.7     (0.5)
                                                       ----      ----     ----
                                                       39.0%     39.6%    39.8%
                                                       ====      ====     ====

The approximate effect of temporary differences and carryforwards that give rise to deferred tax balances at June 30, 1997 and 1996 are as follows (in thousands):

                                                               JUNE 30,
                                                        1997             1996
                                                      --------         --------
GROSS DEFERRED TAX ASSETS
  Liabilities and accruals                            $ (1,735)        $ (1,388)
  Deferred compensation                                 (3,679)          (3,797)
  Inventories                                           (1,228)              --
  Tax credits                                             (692)             (45)
                                                      --------         --------
    Gross deferred tax assets                           (7,334)          (5,230)
                                                      --------         --------
GROSS DEFERRED TAX LIABILITIES
  Property, plant and equipment                         13,602           11,431
  Retirement plans                                         625              583
  Receivables                                              350               --
  Inventories                                               --              340
  Investments in joint ventures                          1,620            1,144
  State taxes                                              308              106
                                                      --------         --------
    Gross deferred tax liabilities                      16,505           13,604
                                                      --------         --------
      Net deferred tax liability                      $  9,171         $  8,374
                                                      ========         ========

The Company has foreign tax credits at June 30, 1997, that can be carried forward five years.

During the year ended June 30, 1997, the Company recognized certain tax benefits related to stock option plans in the amount of $1,955,000. These benefits were recorded as a decrease in income taxes payable and an increase in paid-in capital.


NOTE 8 -- SHAREHOLDERS' EQUITY

The authorized capital stock of the Company consists of Preferred Stock, Class A Common Stock and Class B Common Stock.

On July 17, 1995, 649,769 shares of Class B Common Stock, owned by a major shareholder, were converted into 649,769 shares of Class A Common Stock. The conversion of the shares represents a non-cash financing activity for purposes of the consolidated statement of cash flows.

On August 3, 1995, the Company completed a public offering of 1,955,000 shares of Class A Common Stock, resulting in net proceeds to the Company of $35,323,000.

                                 ROBERT MONDAVI

Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes on all matters submitted to a vote of the shareholders. The holders of the Class A Common Stock, voting as a separate class, elect 25% of the total Board of Directors of the Company and the holders of the Class B Common Stock, voting as a separate class, elect the remaining directors.

All shares of common stock share equally in dividends, except that any stock dividends are payable only to holders of the respective class. If dividends or distributions payable in shares of stock are made to either class of common stock, a pro rata and simultaneous dividend or distribution payable in shares of stock must be made to the other class of common stock. Upon liquidation, dissolution or winding up of the Company, after distributions as required to the holders of outstanding Preferred Stock, if any, all shares of Class A and Class B Common Stock share equally in the remaining assets of the Company available for distribution.

The holders of the outstanding shares of Class B Common Stock and the Company are parties to a Stock Buy-Sell Agreement. Subject to the provisions of the Buy-Sell Agreement, each share of Class B Common Stock is convertible at the option of the holder into Class A Common Stock on a share-for-share basis. The Class A Common Stock is not convertible.

Included in retained earnings at June 30, 1997, is $3,500,000 of undistributed income from joint ventures that has been accounted for using the equity method.


NOTE 9 -- STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

The Company has stock option plans and an employee stock purchase plan that are described below. The Company applies APB 25 and related Interpretations in accounting for its plans and no compensation cost has been recognized for its stock option plans or its employee stock purchase plan. Had compensation cost for the Company's stock option plans and employee stock purchase plan been determined based on the fair value at the grant date for awards under those plans, consistent with the method prescribed under SFAS 123, the effect on the Company's net income and earnings per share would not have been material.

STOCK OPTION PLANS The Company has two stock option plans: the 1993 Equity Incentive Plan for key employees and the 1993 Non-Employee Directors' Stock Option Plan for non-employee members of the Company's Board of Directors (the Board).

         EQUITY INCENTIVE PLAN Under the Equity Incentive Plan, the Company is authorized to grant both incentive stock options and non-qualified stock options for up to 1,835,294 shares of Class A Common Stock. Incentive stock options may not be granted for less than the fair market value of the Class A Common Stock at the date of grant. Non-qualified stock options may not be granted for less than 50% of the fair market value of the Class A Common Stock at the date of grant. The stock options are exercisable over a period determined by the Board at the time of grant, but no longer than ten years after the date they are granted.

         NON-EMPLOYEE DIRECTOR'S STOCK OPTION PLAN Under the Non-Employee Directors' Stock Option Plan the Company is authorized to grant options for up to 100,000 shares of Class A Common Stock. These options may not be granted for less than the fair market value of the Class A Common Stock at the date of grant. Non-employee directors are granted options when they are elected for the first time to the Board. These options become exercisable over five years from the date of grant and expire ten years after the date of grant. Incumbent non-employee directors are granted options annually on the date of the Annual Meeting of Shareholders. These options vest in twelve equal monthly installments and expire ten years after the date of grant.

                                 ROBERT MONDAVI

    A summary of the Company's stock option plans is presented below:

                                           JUNE 30, 1997                      JUNE 30, 1996
                                     ---------------------------       ----------------------------
                                                    WEIGHTED                           WEIGHTED
                                                     AVERAGE                           AVERAGE
                                     OPTIONS      EXERCISE PRICE       OPTIONS       EXERCISE PRICE
                                     -------      --------------       -------       --------------
Outstanding at
  beginning of year                 1,287,188        $  12.86         1,388,825         $ 11.28
Granted                               212,172           29.10           120,345           27.89
Exercised                            (207,151)          11.81          (215,182)          11.16
Forfeited                             (12,375)          10.40            (6,800)          10.24
                                    ---------        --------         ---------         -------
Outstanding at
  end of year                       1,279,834        $  15.74         1,287,188         $ 12.86
                                    =========        ========         =========         =======
Options exercisable
  at year end                         969,709        $  15.31           859,398         $ 13.81

The following table summarizes information about stock options outstanding at June 30, 1997:

                         OPTIONS OUTSTANDING                          OPTIONS EXERCISABLE
                     --------------------------------------------   --------------------------
                                WEIGHTED AVERAGE     WEIGHTED                     WEIGHTED
    RANGE OF                       REMAINING          AVERAGE                     AVERAGE
 EXERCISE PRICES     OPTIONS    CONTRACTUAL LIFE   EXERCISE PRICE   OPTIONS     EXERCISE PRICE
 ---------------     ---------------------------   --------------   --------------------------
$15.01 to $38.00     332,517        9.0 years        $  28.67        218,761      $  28.19
 11.01 to  15.00     750,642        5.7 years           12.04        652,542         12.06
  7.00 to  11.00     196,675        7.2 years            8.04         98,406          8.20
----------------   ---------        ---------        --------        -------      --------
  7.00 to  38.00   1,279,834        6.8 years        $  15.74        969,709      $  15.31
================   =========        =========        ========        =======      ========


EMPLOYEE STOCK PURCHASE PLAN Under the Employee Stock Purchase Plan the Board will from time to time grant rights to eligible employees to purchase Class A Common Stock. Under this plan, the Company is authorized to grant rights to purchase up to 300,000 shares of Class A Common Stock. The purchase price is the lower of 85% of the fair market value on the date the Company grants the right to purchase or 85% of the fair market value on the date of purchase. Employees, through payroll deductions of no more than 15% of their base compensation, may exercise their rights to purchase for the period specified in the related offering. During the year ended June 30, 1997, 1996 and 1995, shares totaling 10,344, 12,725 and 22,258, respectively, were issued under the Employee Stock Purchase Plan at average prices of $27.98, $15.47 and $8.13, respectively.


                                 ROBERT MONDAVI

NOTE 10 -- COMMITMENTS AND CONTINGENCIES

The Company leases some of its office space, warehousing facilities, vineyards and equipment under non-cancelable leases accounted for as operating leases. Certain of these leases have options to renew. Rental expense amounted to $2,739,000, $2,126,000 and $1,781,000, respectively, for the year ended June 30,
1997, 1996 and 1995. The Company also leases land, machinery and equipment under capital leases. The minimum rental payments under non-cancelable operating and capital leases at June 30, 1997 are as follows (in thousands):

          YEAR ENDING                                  CAPITAL   OPERATING
           JUNE 30,                                    LEASES     LEASES
          -----------                                  -------   ---------
            1998                                      $ 1,011     $ 2,014
            1999                                        1,011       1,635
            2000                                        1,011       1,254
            2001                                        1,011         975
            2002                                        1,011         697
            Thereafter                                  3,786       7,602
                                                       ------     -------
                                                        8,841     $14,177
                                                                  =======
            Less amount representing interest          (2,934)
                                                      -------
            Present value of minimum lease payments   $ 5,907
                                                      =======

Interest expense on capital lease obligations was $470,000, $176,000 and $50,000 for the year ended June 30, 1997, 1996 and 1995, respectively.

The Company has contracted with various growers and certain wineries to supply a large portion of its future grape requirements and a smaller portion of its future bulk wine requirements. While most of these contracts call for prices to be determined by market conditions, several long-term contracts provide for minimum grape or bulk wine purchase prices.

The Company is subject to litigation in the ordinary course of business. In the opinion of management, the ultimate outcome of existing litigation will not have a material adverse effect on the Company's consolidated financial condition or the results of its operations.


NOTE 11 -- SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest, net of amounts capitalized, was $8,974,000, $7,999,000 and $8,614,000 for the year ended June 30, 1997, 1996 and 1995, respectively. Cash paid for income taxes was $14,771,000, $20,048,000 and $10,322,000 for the year ended June 30, 1997, 1996 and 1995, respectively.

Non-cash investing activities not included in the statements of cash flows include capital lease obligations incurred during the year ended June 30, 1996 and 1995, totaling $5,944,000 and $570,000, respectively.

Non-cash financing activities not included in the statements of cash flows include the conversions of stock in fiscal 1996 (Note 8) and the tax benefits related to stock option plans in fiscal 1997 and 1996 (Note 7).


                                 ROBERT MONDAVI

NOTE 12 -- QUARTERLY HIGHLIGHTS (UNAUDITED)

Selected highlights for each of the fiscal quarters during the year ended June 30, 1997 and 1996 are as follows (in thousands, except per share data):


                                   1ST       2ND       3RD      4TH
                                 QUARTER   QUARTER   QUARTER  QUARTER
                                 -------   -------   -------  -------
YEAR ENDED JUNE 30, 1997:
  Net revenues                   $58,984   $87,197   $70,889  $83,704
  Gross profit                    25,616    38,040    31,925   39,205
  Net income                       5,323     9,215     6,333    7,354
  Earnings per share                 .34       .59       .40      .47

YEAR ENDED JUNE 30, 1996:
  Net revenues                   $45,561   $70,786   $58,389  $66,094
  Gross profit                    22,093    34,142    28,304   33,906
  Net income                       4,557     8,059     5,881    5,941
  Earnings per share                 .31       .52       .38      .38


                                 ROBERT MONDAVI

                       REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
THE ROBERT MONDAVI CORPORATION

In our opinion, the accompanying balance sheets and related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of The Robert Mondavi Corporation and its subsidiaries at June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/S/ Price Waterhouse LLP
------------------------------
PRICE WATERHOUSE LLP
SAN FRANCISCO, CALIFORNIA
JULY 25, 1997


                                 ROBERT MONDAVI

                              CORPORATE INFORMATION


BOARD OF DIRECTORS
Robert G. Mondavi
Chairman of the Board
The Robert Mondavi Corporation

R. Michael Mondavi
President and Chief Executive Officer
The Robert Mondavi Corporation

Timothy J. Mondavi
Managing Director and Winegrower
The Robert Mondavi Corporation

Marcia Mondavi Borger
Director
The Robert Mondavi Corporation

Clifford S. Adams
Director
The Robert Mondavi Corporation

James Barksdale
President and Chief Executive Officer
Netscape Communications
Corporation

Frank E. Farella (1)
Partner
Farella, Braun & Martel, Attorneys

Philip Greer (1)
Senior Managing Principal
Weiss, Peck and Greer, L.L.C.,
Investment Managers

Bartlett R. Rhoades (1)
Chief Executive Officer
Medical Data International, Inc.

(1) Member Audit and Compensation
Committees



OFFICERS
R. Michael Mondavi
President and Chief Executive Officer

Timothy J. Mondavi
Managing Director and Winegrower

Gregory M. Evans
Chief Financial Officer

Michael K. Beyer
Senior Vice President,
General Counsel and Secretary

Mitchell J. Clark
Senior Vice President,
Sales

Martin C. Johnson
Senior Vice President,
Marketing

Peter Mattei
Senior Vice President,
Production and Vineyards

Alan E. Schnur
Senior Vice President,
Human Resources

Steven R. Soderberg
Senior Vice President,
Information Systems

                             SHAREHOLDER INFORMATION


REGISTRAR AND TRANSFER AGENT
ChaseMellon Shareholder Services, L.L.C.
Shareholder Relations
P.O. Box 469
Washington Bridge Station
New York, NY 10033
(800) 356-2017
(800) 231-5469 (TDD)
(212) 613-7247 (Outside U.S.)

INDEPENDENT ACCOUNTANTS
Price Waterhouse LLP
San Francisco, California

ANNUAL MEETING
The annual meeting of shareholders will be held on Monday, November 3, 1997 at the Robert Mondavi Winery in Oakville, California.

INQUIRIES
Communications concerning stock transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent. Other shareholder or investor inquiries should be directed to: Investor Relations, The Robert Mondavi Corporation, P.O. Box 106, Oakville, California 94562, (707) 259-9463 ext. 3587.

FORM 10-K
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available, without charge, by writing or calling the Company at the address under Inquiries.

COMMON STOCK INFORMATION
The Company's Class A Common Stock trades on the NASDAQ National Market System under the symbol "MOND." There is no established trading market for the Company's Class B Common Stock. The following table sets forth the high and low closing prices of the Class A Common Stock for the periods indicated.

YEAR ENDED JUNE 30, 1997       HIGH     LOW
------------------------       ----     ---
Fourth Quarter                $47-3/8    $36
Third Quarter                 $43-3/4    $36
Second Quarter                $38-1/4    $28-1/2
First Quarter                 $33-1/2    $26-1/2

YEAR ENDED JUNE 30, 1996       HIGH     LOW
------------------------       ----     ---
Fourth Quarter                $33-3/4   $24-3/4
Third Quarter                 $31       $25-3/4
Second Quarter                $32-1/2   $22-5/8
First Quarter                 $26       $17-5/8

The Company has never declared or paid dividends on its common stock and anticipates that all earnings will be retained for use in its business. The payment of any future dividends will be at the discretion of the Board of Directors and will continue to be subject to certain limitations and restrictions under the terms of the Company's indebtedness to various institutional lenders, including a prohibition on the payment of dividends without the prior written consent of such lenders. There were approximately 1,300 shareholders of record as of June 30, 1997.


                                 ROBERT MONDAVI
                                       40