Form 10-K405, Exhibit 13
period 1998-06-30
MONDAVI ROBERT CORP
filed 1998-09-28
CIK 902276

                                                                      EXHIBIT 13


               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                      YEAR ENDED JUNE 30,
                                          --------------------------------------------------------------------------
                                             1998           1997            1996             1995            1994
                                          --------------------------------------------------------------------------
                                              (In thousands, except per share data and average net selling price)
INCOME STATEMENT DATA
Gross revenues                            $ 341,059       $ 315,998       $ 253,540       $ 210,361        $ 176,236
Less excise taxes                            15,900          15,224          12,710          10,892            9,209
                                          --------------------------------------------------------------------------
Net revenues                                325,159         300,774         240,830         199,469          167,027
Cost of goods sold                          175,690         165,988         122,385          97,254           88,102
                                          --------------------------------------------------------------------------
Gross profit                                149,469         134,786         118,445         102,215           78,925
Operating expenses                           90,043          79,831          70,707          64,160           56,198
                                          --------------------------------------------------------------------------
Operating income                             59,426          54,955          47,738          38,055           22,727
Other income (expense):
  Interest                                  (12,298)        (10,562)         (8,814)         (8,675)          (6,698)
  Other                                         441           1,880           1,543             215             (305)
                                          --------------------------------------------------------------------------
Income before income taxes                   47,569          46,273          40,467          29,595           15,724
Provision for income taxes                   18,554          18,048          16,029          11,775            6,212
                                          --------------------------------------------------------------------------
Net income                                $  29,015       $  28,225       $  24,438       $  17,820        $   9,512
                                          ==========================================================================
Earnings per share--Basic                 $    1.90       $    1.87       $    1.67       $    1.40        $     .75
                                          ==========================================================================
Earnings per share--Diluted               $    1.83       $    1.80       $    1.61       $    1.39        $     .75
                                          ==========================================================================
Weighted average number of
  shares outstanding--Basic (1)              15,264          15,057          14,613          12,749           12,731
                                          ==========================================================================
Weighted average number of
  shares outstanding--Diluted (1)            15,847          15,670          15,203          12,787           12,731
                                          ==========================================================================

BALANCE SHEET DATA
Working capital                           $ 257,675       $ 185,910       $ 152,757       $ 116,899        $  59,493
Long-term debt, less current portion        222,557         158,067         123,713         113,017           55,902
Total debt                                  233,541         173,607         127,828         119,088          107,409
Total liabilities                           294,025         223,754         172,940         157,752          137,884
Shareholders' equity (2)                    253,983         221,171         188,255         124,562          106,352
Total assets                                548,008         444,925         361,195         282,314          244,236

OPERATING DATA (UNAUDITED)
Cases sold (3)                                6,766           6,450           5,437           4,550            3,873
Average net selling price (4)             $   47.67       $   46.22       $   43.86       $   43.42        $   42.70

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

Fiscal 1998 was a challenging year for Robert Mondavi. Despite a temporary shortage of Woodbridge Chardonnay, our top selling wine, the Company achieved record sales and earnings. While this shortage limited the Company's overall rate of growth, the Company was successful in introducing a number of new products during an increasingly competitive year. Wines introduced during fiscal 1998 included: Luce and Lucente, which are produced by the Company's joint venture in Italy; Sena, a new super ultra premium wine produced by the Company's joint venture in Chile; Woodbridge Merlot, a new variety for this brand; and Woodbridge Twin Oaks, a new on-premise brand extension. The Company expects continued sales growth in fiscal 1999 as distribution of these new wines is expanded and as wines produced from the large 1997 harvest become available.

FORWARD-LOOKING STATEMENTS This discussion, the President's letter printed above and other information provided from time to time by the Company contain historical information as well as forward-looking statements about the Company, the premium wine industry and general business and economic conditions. Such forward-looking statements include, for example, projections or predictions about the Company's future growth, consumer demand for its wines, including new brands and brand extensions, margin trends, the premium wine grape market, the Company's anticipated future investment in vineyards and other capital projects and possible costs and operational risks associated with the Year 2000 issue. Actual results may differ materially from the Company's present expectations. Among other things, reduced consumer spending or a change in consumer preferences could reduce demand for the Company's wines. Similarly, competition from numerous domestic and foreign vintners could affect the Company's volume and revenue growth. The price of grapes, the Company's single largest product cost, is beyond the Company's control and higher grape costs may put more pressure on the Company's gross profit margin than is currently forecast. Interest rates and other business and economic conditions could change significantly the cost and risks of projected capital spending. For these and other reasons, no forward-looking statement by the Company can nor should be taken as a guarantee of what will happen in the future.

KEY ACCOUNTING MATTERS The Company uses the last-in, first-out (LIFO) method of valuing its wine inventories. The LIFO method attempts to match the most current inventory cost with sales for the period. LIFO adjustments can increase or decrease the Company's cost of goods sold as determined under alternative valuation methods, and such variances can be significant and unpredictable since LIFO adjustments depend on many interrelated factors not all of which are within the Company's control. In the premium wine business, the difference between LIFO and FIFO (first-in, first-out) inventory costs can be significant due to the extended period of time that wines remain in inventory, typically from one to three years or longer depending on the style and variety of wine. The use of the LIFO method has led, and will continue to lead, to volatility in quarterly and annual financial results. For example, the Company's LIFO provision resulted in increases in FIFO cost of goods sold of approximately $1.9 million and $16.2 million, respectively, in fiscal 1998 and 1997, and a reduction in FIFO cost of goods sold of approximately $0.5 million in fiscal 1996.

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

The following table sets forth certain information regarding the Company's net revenues and net income for each of the last eight fiscal quarters:

                                        FISCAL 1998 QUARTER ENDED                         FISCAL 1997 QUARTER ENDED
                              -------------------------------------------      ------------------------------------------
                              SEP. 30     DEC. 31     MAR. 31     JUN. 30      SEP. 30    DEC. 31     MAR. 31      JUN. 30
                              -------------------------------------------      ------------------------------------------
                                                                  (Dollars in millions)
Net revenues                  $  65.6     $  93.0     $  76.0     $  90.6     $  59.0     $  87.2     $  70.9     $  83.7
% of annual net revenues         20.1%       28.6%       23.4%       27.9%       19.6%       29.0%       23.6%       27.8%
Net income                    $   5.9     $  10.5     $   6.5     $   6.1     $   5.3     $   9.2     $   6.3     $   7.4
% of annual net income           20.1%       36.2%       22.5%       21.2%       18.8%       32.6%       22.3%       26.3%

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

                                 FISCAL 1998 QUARTER ENDED                      FISCAL 1997 QUARTER ENDED
                       --------------------------------------------    -----------------------------------------
                        SEP. 30     DEC. 31     MAR. 31    JUN. 30      SEP. 30     DEC. 31    MAR. 31    JUN. 30
                       --------------------------------------------    -----------------------------------------
                                                               (In millions)
Total borrowings,
  net of cash          $  166.9    $  202.2    $  234.7    $  230.9    $  134.1    $  152.8    $174.6     $173.5

PERIOD TO PERIOD COMPARISON The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of net revenues:

                                               AS A PERCENTAGE OF NET REVENUES
                                               FOR THE FISCAL YEAR ENDED JUNE 30,
                                               --------------------------------
                                               1998          1997         1996
                                               --------------------------------
Gross revenues                                 104.9%       105.1%       105.3%
Less excise taxes                                4.9          5.1          5.3
                                               --------------------------------
Net revenues                                   100.0        100.0        100.0
Cost of goods sold                              54.0         55.2         50.8
                                               --------------------------------
Gross profit                                    46.0         44.8         49.2
Operating expenses                              27.7         26.5         29.4
                                               --------------------------------
Operating income                                18.3         18.3         19.8
Other income (expense):
   Interest                                     (3.8)        (3.5)        (3.6)
   Other                                         0.1          0.6          0.6
                                               --------------------------------
Income before income taxes                      14.6         15.4         16.8
Provision for income taxes                       5.7          6.0          6.7
                                               --------------------------------
Net income                                       8.9%         9.4%        10.1%
                                               ================================

YEAR 2000 The Year 2000 issue, which is common to most companies, relates to the inability of computer systems, including information technology (IT) and non-IT systems, to properly recognize and process date sensitive information with respect to dates in the Year 2000 and thereafter. The Company believes that it will be able to achieve Year 2000 compliance by the end of 1999 and it does not expect any material disruption of its operations as a result of any failure by the Company to achieve Year 2000 compliance. However, to the extent the Company is not able to resolve any Year 2000 issues, the Company's business and results of operations could be materially affected. This could result from computer related failures in the Company's financial systems, manufacturing and warehouse management systems, phone systems and electrical supply.

The Company has assessed its internal computer systems and software and is in the process of modifying or replacing portions of its software so that its operating systems will function properly with respect to dates in the Year 2000 and thereafter. The Company is also evaluating its non-IT systems with respect to the Year 2000 issue. The Company's non-IT systems include phones, voicemail, electricity, heating and air conditioning and security systems. The cost to the Company of evaluating and modifying its own systems is not expected to be material, nor does the Company believe that, with these modifications, the Year 2000 issue will pose significant operational problems for its computer and non-IT systems. However, as testing of Year 2000 functionality of the Company's systems must occur in a simulated environment, the Company will not be able to test full system Year 2000 interfaces and capabilities prior to the Year 2000. To the extent the Company is not able to address any of its Year 2000 issues, the Company believes that it could revert to manual processes previously employed or outsource work with minimal incremental cost.

The Company is also in the process of evaluating system interfaces with third-party systems, such as those with key suppliers, distributors and financial institutions, for Year 2000 functionality. If the systems of other companies with which the Company does business do not address any Year 2000 issues on a timely basis, the Company may experience a variety of problems which may have a material adverse effect on the Company. These problems may include, but are not limited to, loss of electronic data interchange capability with the Company's customers and vendors, and failure of the Company's vendors to deliver and bill for materials and products ordered by the Company. As a result, the Company may experience inventory shortages or surpluses. Should these problems arise, the Company expects to utilize voice, facsimile and/or mail communication to place orders with vendors, receive customer orders and process customer billings. In addition, the Company could utilize alternate sources of supply should its vendors not resolve their Year 2000 issues on a timely basis.

                         THREE YEARS ENDED JUNE 30, 1998

GROSS REVENUES Gross revenues increased by 7.9% to $341.1 million in fiscal 1998 from fiscal 1997, and by 24.6% to $316.0 million in fiscal 1997 from $253.5 million in fiscal 1996. In fiscal 1998, sales volume increased by 4.9% to 6.8 million cases from fiscal 1997, and by 18.6% to 6.5 million cases in fiscal 1997 from 5.4 million cases in fiscal 1996. The increase in gross revenues in fiscal 1998 was mainly due to the sales volume increase and a shift in sales mix to wines with higher gross revenues per case. The increase in gross revenues in fiscal 1997 was primarily attributable to the increase in sales volume, particularly in the Woodbridge and Robert Mondavi Coastal wines. In addition, the introduction of Caliterra and Vichon Mediterranean wines accounted for 27.4% of the total sales volume growth during fiscal 1997. During the past three fiscal years, many of the Company's wines were in limited supply, resulting in wines being allocated to customers. The Company expects some of its wines will remain on allocation during fiscal 1999, although wine supplies are not expected to be as limited as they were during fiscal 1998.

EXCISE TAXES The Company's federal and state excise taxes increased by 4.4% to $15.9 million in fiscal 1998 from fiscal 1997, and by 19.8% to $15.2 million in fiscal 1997 from $12.7 million in fiscal 1996. The dollar increase in excise taxes in fiscal 1998 and 1997 generally correlates to an increase in domestic sales volume, since the excise tax is assessed on a per gallon basis and the excise tax rate remained unchanged during these periods. Excise taxes as a percentage of net revenues decreased in fiscal 1998 and 1997 as a result of higher net average selling prices per case during these periods.

NET REVENUES As a result of the above factors, net revenues increased by 8.1% to $325.2 million in fiscal 1998 from fiscal 1997, and by 24.9% to $300.8 million in fiscal 1997 from $240.8 million in fiscal 1996. Net revenues per case increased by 3.1% to $47.67 per case in fiscal 1998 from fiscal 1997, and by 5.4% to $46.22 per case in fiscal 1997 from $43.86 per case in fiscal 1996.

COST OF GOODS SOLD Cost of goods sold increased by 5.8% to $175.7 million in fiscal 1998 from fiscal 1997, and by 35.6% to $166.0 million in fiscal 1997 from $122.4 million in fiscal 1996. The increase in fiscal 1998 reflects increased sales volume and a shift in sales mix to wines with a higher average cost per case that were partially offset by lower wine costs associated with the large 1997 harvest. The increase in fiscal 1997 reflects increased sales volume and increased grape and bulk wine prices. If inventories valued at LIFO cost had been valued at FIFO cost, then cost of goods sold would have been $1.9 million and $16.2 million lower in fiscal 1998 and 1997, respectively, and $0.5 million higher in fiscal 1996.

GROSS PROFIT As a result of the factors discussed above, gross profit increased by 10.9% to $149.5 million in fiscal 1998 from fiscal 1997, and by 13.8% to $134.8 million in fiscal 1997 from $118.4 million in fiscal 1996. The Company's gross profit margins were 46.0%, 44.8% and 49.2% of net revenues for fiscal 1998, 1997 and 1996, respectively.

OPERATING EXPENSES Operating expenses increased by 12.8% to $90.0 million in fiscal 1998 from fiscal 1997, and by 12.9% to $79.8 million in fiscal 1997 from $70.7 million in fiscal 1996. The ratio of operating expenses to net revenues was 27.7% in fiscal 1998, 26.5% in fiscal 1997 and 29.4% in fiscal 1996. The increase in operating expenses and the operating expense ratio in fiscal 1998 was primarily attributable to increased promotional spending per case. The dollar increase in operating expenses in fiscal 1997 was primarily attributable to an increase in sales and marketing expenses and employee compensation associated with increased sales volume and improved profitability. The decrease in the operating expense ratio in fiscal 1997 was due to economies of scale in personnel and overhead costs achieved as a result of increased net revenues.

OPERATING INCOME As a result of the factors discussed above, operating income increased by 8.1% to $59.4 million in fiscal 1998 from fiscal 1997, and by 15.1% to $55.0 million in fiscal 1997 from $47.7 million in fiscal 1996. Operating income constituted 18.3% of net revenues in fiscal 1998 and 1997, and 19.8% in fiscal 1996.

INTEREST Interest expense increased by 16.4% to $12.3 million in fiscal 1998 from fiscal 1997, and by 19.8% to $10.6 million in fiscal 1997 from $8.8 million in fiscal 1996. The Company's average interest rates were 7.45%, 7.83% and 8.61% in fiscal 1998, 1997 and 1996, respectively. The increase in interest expense in fiscal 1998 and 1997 was primarily attributable to increases in the Company's average borrowing levels that were partially offset by an increase in capitalized interest and a decrease in the Company's average interest rate.

OTHER "Other" primarily consists of the Company's equity income in its joint ventures and miscellaneous non-operating income and expense items.

In fiscal 1998, "Other" was $0.4 million compared to $1.9 million in fiscal 1997 and $1.5 million in fiscal 1996.

INCOME BEFORE INCOME TAXES As a result of the factors discussed above, income before income taxes increased by 2.8% to $47.6 million in fiscal 1998 from fiscal 1997, and by 14.3% to $46.3 million in fiscal 1997 from $40.5 million in fiscal 1996.

PROVISION FOR INCOME TAXES The provision for income taxes and the Company's effective tax rates were $18.6 million and 39.0%, $18.0 million and 39.0%, and $16.0 million and 39.6% in fiscal 1998, 1997 and 1996, respectively.

NET INCOME AND EARNINGS PER SHARE As a result of the above factors, net income increased by 2.8% to $29.0 million in fiscal 1998 from fiscal 1997, and by 15.5% to $28.2 million in fiscal 1997 from $24.4 million in fiscal 1996. Diluted earnings per share were $1.83, $1.80 and $1.61 in fiscal 1998, 1997 and 1996, respectively. During February 1997, Statement of Accounting Standards No. 128 (SFAS 128), Earnings Per Share, was issued. For a further discussion of the impact of SFAS 128 upon the Company's results of operations, see NOTE 1 of Notes to Consolidated Financial Statements.

                         LIQUIDITY AND CAPITAL RESOURCES

Working capital as of June 30, 1998, was $257.7 million compared to $185.9 million at June 30, 1997. The $71.8 million increase in working capital was primarily attributable to a $58.1 million increase in inventories and a $9.4 million increase in accounts receivable. Borrowings under the Company's credit lines totaled $30.5 million at June 30, 1998, compared to $58.8 million at June 30, 1997. The Company had a cash balance of $2.7 million at June 30, 1998, compared to a balance of $0.2 million at June 30, 1997.

The Company has historically financed its growth through increases in borrowings and cash flow from operations. In addition, the Company received $32.3 million in net proceeds from its initial public offering of stock in June 1993 and an additional $35.3 million in net proceeds from its second public offering of stock in August 1995. During fiscal 1998, the Company's primary uses of capital have been to finance the following: a $58.1 million increase in inventories; a $49.5 million increase in property, plant and equipment (including vineyard development, expansion of the Woodbridge facility and purchases of new oak barrels); $35.1 million in repayments of long-term debt and net repayments of credit line borrowings; and a $9.4 million increase in accounts receivable. The primary sources of funds during fiscal 1998 were from the following: $95.0 million in new term debt; $29.0 million in net income, as well as the non-cash impact on pre-tax income of $13.7 million in depreciation and amortization; and $7.4 million in proceeds from the sale of assets.

Management expects that the Company's working capital needs will grow significantly to support expected future growth in sales volumes. Due to the lengthy aging and processing cycles involved in premium wine production, expenditures for inventory and fixed assets need to be made one to three years or more in advance of anticipated sales. The Company currently expects its capital spending requirements will total approximately $115.0 million for the two fiscal years ending June 30, 2000.

The Company currently has credit lines that provide both short-term and long-term borrowings. The short-term credit lines expire on December 25, 1998, and have maximum credit available of $71.5 million. The long-term credit lines expire on December 31, 2000, and have maximum credit available of $80.0 million. The annual interest rates on these lines are based on various bank programs and ranged from 5.93% to 8.50% during fiscal 1998.

The Company anticipates that current capital combined with cash from operating activities and the availability of cash from additional borrowings will be sufficient to meet its liquidity and capital expenditure requirements at least through the end of fiscal 1999.

                           CONSOLIDATED BALANCE SHEETS
                        (In thousands, except share data)

                                           ASSETS
                                                                                      JUNE 30,
                                                                               ----------------------
                                                                                 1998          1997
                                                                               ----------------------
Current assets:
  Cash                                                                         $  2,683      $    150
  Accounts receivable--trade, net                                                68,656        59,222
  Inventories                                                                   226,141       167,695
  Deferred income taxes                                                           2,127         1,677
  Prepaid expenses and other current assets                                       8,239         5,593
                                                                               ----------------------
   Total current assets                                                         307,846       234,337

Property, plant and equipment, net                                              215,301       186,990
Investments in joint ventures                                                    19,349        19,212
Other assets                                                                      5,512         4,386
                                                                               ----------------------
    Total assets                                                               $548,008      $444,925
                                                                               ======================

                             LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable to banks                                                       $     --      $  8,750
  Accounts payable--trade                                                        18,888        14,769
  Employee compensation and related costs                                         9,881        10,608
  Other accrued expenses                                                          7,800         5,446
  Current portion of long-term debt                                              10,984         6,790
  Deferred revenue                                                                2,618         2,064
                                                                               ----------------------
   Total current liabilities                                                     50,171        48,427

Long-term debt, less current portion                                            222,557       158,067
Deferred income taxes                                                            14,245        10,848
Deferred executive compensation                                                   6,713         5,395
Other liabilities                                                                   339         1,017
                                                                               ----------------------
   Total liabilities                                                            294,025       223,754
                                                                               ----------------------
Commitments and contingencies (Note 10)
Shareholders' equity:
  Preferred Stock:  Authorized--5,000,000 shares
  Issued and outstanding--no shares                                                  --            --
  Class A Common Stock, without par value:  Authorized--25,000,000 shares
    Issued and outstanding--8,050,126 and 7,499,024 shares                       79,040        76,138
  Class B Common Stock, without par value:  Authorized--12,000,000 shares
    Issued and outstanding--7,306,012 and 7,676,012 shares                       11,732        12,324
  Paid-in capital                                                                 4,776         3,289
  Retained earnings                                                             158,435       129,420
                                                                               ----------------------
                                                                                253,983       221,171
                                                                               ----------------------
   Total liabilities and shareholders' equity                                  $548,008      $444,925
                                                                               ======================

                 See Notes to Consolidated Financial Statements.

                        CONSOLIDATED STATEMENTS OF INCOME
                      (In thousands, except per share data)

                                                                         YEAR ENDED JUNE 30,
                                                            --------------------------------------------
                                                               1998             1997             1996
                                                            --------------------------------------------
Gross revenues                                              $  341,059       $  315,998       $  253,540
Less excise taxes                                               15,900           15,224           12,710
                                                            --------------------------------------------
Net revenues                                                   325,159          300,774          240,830
Cost of goods sold                                             175,690          165,988          122,385
                                                            --------------------------------------------
Gross profit                                                   149,469          134,786          118,445
Selling, general and administrative expenses                    90,043           79,831           70,707
                                                            --------------------------------------------
Operating income                                                59,426           54,955           47,738
Other income (expense):
  Interest                                                     (12,298)         (10,562)          (8,814)
  Equity in net income of joint ventures                         2,593            2,510            1,751
  Other                                                         (2,152)            (630)            (208)
                                                            --------------------------------------------
Income before income taxes                                      47,569           46,273           40,467
Provision for income taxes                                      18,554           18,048           16,029
                                                            --------------------------------------------
Net income                                                  $   29,015       $   28,225       $   24,438
                                                            ============================================

Earnings per share--Basic                                   $     1.90       $     1.87       $     1.67
                                                            ============================================
Earnings per share--Diluted                                 $     1.83       $     1.80       $     1.61
                                                            ============================================

Weighted average number of shares outstanding--Basic            15,264           15,057           14,613
                                                            ============================================
Weighted average number of shares outstanding--Diluted          15,847           15,670           15,203
                                                            ============================================

                 See Notes to Consolidated Financial Statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                                 (In thousands)

                                       CLASS A               CLASS B                                   TOTAL
                                       COMMON                COMMON           PAID-IN   RETAINED    SHAREHOLDERS'
                                       STOCK                 STOCK            CAPITAL   EARNINGS       EQUITY
                                -------------------------------------------------------------------------------
                                 SHARES     AMOUNT      SHARES    AMOUNT
                                -------------------------------------------------------------------------------
Balance at June 30, 1995          4,449    $34,441      8,326    $13,364      $   --     $76,757       $124,562
  Net income                                                                              24,438         24,438
  Conversion of Class B
    Common Stock to Class A
    Common Stock                    650      1,040       (650)    (1,040)
  Exercise of Class A Common
    Stock Options including
    related tax benefits            215      2,401                             1,334                      3,735
Issuance of Class A Common
    Stock through public
    offering                      1,955     35,323                                                       35,323
Issuance of Class A Common
    Stock through Employee
    Stock Purchase Plan              13        197                                                          197
                                -------------------------------------------------------------------------------
Balance at June 30, 1996          7,282     73,402      7,676     12,324       1,334     101,195        188,255
  Net income                                                                              28,225         28,225
  Exercise of Class A Common
    Stock Options including
    related tax benefits            207      2,447                 1,955                                  4,402
  Issuance of Class A Common
    Stock through Employee
    Stock Purchase Plan              10        289                                                          289
                                -------------------------------------------------------------------------------
Balance at June 30, 1997          7,499     76,138      7,676     12,324       3,289     129,420        221,171
  Net income                                                                              29,015         29,015
  Conversion of Class B
   Common Stock to Class A
   Common Stock                     370        592       (370)      (592)
   Exercise of  Class A Common
     Stock Options including
     related tax benefits           163      1,831                             1,487                      3,318
  Issuance of Class A Common
    Stock through Employee
    Stock Purchase Plan              18        479                                                          479
                                -------------------------------------------------------------------------------
Balance at June 30, 1998          8,050    $79,040      7,306    $11,732      $4,776    $158,435       $253,983
                                ===============================================================================

                 See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                         YEAR ENDED JUNE 30,
                                                               --------------------------------------
                                                                 1998           1997           1996
                                                               --------------------------------------
Cash flows from operating activities:
  Net income                                                   $ 29,015       $ 28,225       $ 24,438
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Deferred income taxes                                         2,947            797           (489)
    Depreciation and amortization                                13,665         12,534         10,263
    Equity in net income of joint ventures                       (2,593)        (2,510)        (1,751)
    Other                                                           283            213            178
    Changes in assets and liabilities:
      Accounts receivable--trade                                 (9,434)       (19,727)        (6,894)
      Inventories                                               (58,134)       (26,030)       (29,319)
      Prepaid income taxes                                       (1,044)         1,036         (1,036)
      Other assets                                               (1,602)        (4,753)           148
      Accounts payable--trade and accrued expenses                5,895          3,830          6,239
      Income taxes payable                                        1,338          3,399         (1,160)
      Deferred revenue                                              554            382            189
      Deferred executive compensation                             1,318           (703)           259
      Other liabilities                                            (678)           (85)           437
                                                               --------------------------------------
  Net cash provided by (used in) operating activities           (18,470)        (3,392)         1,502
                                                               --------------------------------------

Cash flows from investing activities:
  Acquisitions of property, plant and equipment                 (49,525)       (42,552)       (40,084)
  Proceeds from sale of assets                                    7,440             --             --
  Distributions from joint ventures                               2,362          1,657          4,102
  Contributions to joint ventures                                  (218)          (359)        (7,530)
                                                               --------------------------------------
  Net cash used in investing activities                         (39,941)       (41,254)       (43,512)
                                                               --------------------------------------

Cash flows from financing activities:
  Book overdraft                                                     --           (403)           403
  Net additions (repayments) under notes payable to banks        (8,750)         8,750             --
  Proceeds from issuance of long-term debt                       95,000         60,000         40,368
  Principal repayments of long-term debt                        (26,316)       (22,971)       (37,572)
  Proceeds from issuance of Class A Common Stock                    479            289         35,520
  Exercise of Class A Common Stock options                        1,831          2,447          2,401
  Other                                                          (1,300)        (3,316)           (10)
                                                               --------------------------------------
  Net cash provided by financing activities                      60,944         44,796         41,110
                                                               --------------------------------------

Net increase (decrease) in cash                                   2,533            150           (900)
Cash at the beginning of the year                                   150             --            900
                                                               --------------------------------------
Cash at the end of the year                                    $  2,683       $    150       $     --
                                                               ======================================

                 See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1--ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

A summary of significant accounting policies follows:

BASIS OF PRESENTATION The consolidated financial statements include the accounts of RMC and all its subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in joint ventures are accounted for using the equity method. Certain fiscal 1997 and 1996 balances have been reclassified to conform with current year presentation.

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

Depreciation and amortization is computed using the straight-line method, with the exception of barrels which are depreciated using an accelerated method, over the estimated useful lives of the assets. Leasehold improvements are amortized over the estimated useful lives of the improvements or the terms of the related lease, whichever is shorter.

OTHER ASSETS Other assets include goodwill, loan fees and label design costs. These assets are amortized using the straight-line method over their estimated useful lives or terms of their related loans, not exceeding 40 years.

ADVERTISING COSTS Advertising costs are expensed as incurred or the first time the advertising takes place. Point of sale materials are accounted for as inventory and charged to expense as utilized. Advertising expense, including point of sale materials charged to expense, totaled $10,688,000, $8,714,000 and $6,604,000, respectively, for the year ended June 30, 1998, 1997 and 1996.

INCOME TAXES Deferred income taxes are computed using the liability method. Under the liability method, taxes are recorded based on the future tax effects of the difference between the tax and financial reporting bases of the Company's assets and liabilities. In estimating future tax consequences, all expected future events are considered, except for potential income tax law or rate changes.

MAJOR CUSTOMERS The Company sells the majority of its wines through distributors in the United States and through brokers and agents in export markets. There is a common ownership in several distributorships in different states that, when considered to be one entity, represented 30%, 29% and 28%, respectively, of gross revenues for the year ended June 30, 1998, 1997 and 1996. Trade accounts receivable from these distributors at June 30, 1998 and 1997 totaled $23,873,000 and $12,549,000, respectively.

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

STOCK-BASED COMPENSATION During July 1996, the Company adopted Statement of Financial Accounting Standards No. 123 (SFAS 123), Accounting for Stock-Based Compensation, which allows companies either to measure compensation cost in connection with their employee stock compensation (options) plans using a fair value based method or to continue to use an intrinsic value based method. The Company will continue to use the intrinsic value based method in accordance with Accounting Principles Board Opinion No. 25 (APB 25) and its related Interpretations, which generally does not result in compensation cost. The Company's stock option plans are discussed in Note 9.

EARNINGS PER SHARE Earnings per share have been computed by dividing net income by the sum of the weighted average number of Class A and Class B common shares outstanding plus the dilutive effect, if any, of common share equivalents for stock option awards.

During February 1997, Statement of Financial Accounting Standards No. 128 (SFAS
128), Earnings per Share, was issued. This statement supersedes Accounting Principles Board Opinion No. 15, Earnings per Share, and its related Interpretations and establishes new accounting standards for the computation and manner of presentation of the Company's earnings per share. The Company adopted SFAS 128 for the quarter ending December 31, 1997, and as required under SFAS 128, the Company has restated previously reported earnings per share for all periods presented.

In computing basic earnings per share for the years ended June 30, 1998, 1997 and 1996, no adjustments have been made to net income (numerator) or weighted-average shares outstanding (denominator). The computation of diluted earnings per share for the same periods is identical to the computation of basic earnings per share except that the weighted-average shares outstanding (denominator) has been increased by 583,000, 613,000 and 590,000, respectively, for the year ended June 30, 1998, 1997 and 1996 to include the dilutive effect of stock options outstanding.

FAIR VALUE OF FINANCIAL INSTRUMENTS The fair value of the Company's notes payable to banks and long-term debt is estimated based on the current market rates available to the Company for debt of the same remaining maturities. At June 30, 1998, the carrying amount and estimated fair value of notes payable to banks and long-term debt are $233,541,000 and $244,394,000, respectively. At June 30, 1997, the carrying amount and estimated fair value of notes payable to banks and long-term debt are $173,607,000 and $176,856,000, respectively.

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

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. SFAS 133 is effective for years beginning after June 15, 1999. The statement requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for the different types of hedges. The Company plans to adopt this statement in fiscal 2000 and does not expect it to have a material effect on the consolidated financial statements.

At June 30, 1998, the Company has outstanding forward exchange contracts to purchase 40,537,000 French francs through May 1999 for the U.S. dollar equivalent of $6,808,000. Using exchange rates outstanding as of June 30, 1998, the U.S. dollar equivalent of the contracts is $6,687,000.

NOTE 2--INVENTORIES

Inventories consist of the following (in thousands):

                                                             JUNE 30,
                                                   ----------------------------
                                                      1998               1997
                                                   ----------------------------
Wine in production                                 $ 170,708          $ 127,922
Bottled wine                                          70,572             53,734
Crop costs and supplies                               15,490             14,793
                                                   ----------------------------
Inventories stated at FIFO cost                      256,770            196,449
Reserve for LIFO valuation method                    (30,629)           (28,754)
                                                   ----------------------------
                                                   $ 226,141          $ 167,695
                                                   ============================

Wine inventory costs are determined using the LIFO method, which attempts to match the most current inventory cost with sales for the period. Information related to the FIFO method may be useful in comparing operating results to those of companies not on LIFO. If inventories valued at LIFO cost had been valued at FIFO cost, net income would have increased by approximately $1,144,000 and $9,899,000, respectively, for the year ended June 30, 1998 and 1997, and decreased by approximately $329,000 for the year ended June 30, 1996.

NOTE 3--PROPERTY, PLANT AND EQUIPMENT

The cost and accumulated depreciation of property, plant and equipment consist of the following (in thousands):

                                                            JUNE 30,
                                                  -----------------------------
                                                     1998                1997
                                                  -----------------------------
Land                                              $  40,903           $  42,405
Vineyards                                            32,939              31,413
Machinery and equipment                             125,270             112,884
Buildings                                            33,222              38,105
Vineyards under development                          31,818              19,738
Construction in progress                             39,577              22,447
                                                  -----------------------------
                                                    303,729             266,992
Less--accumulated depreciation                      (88,428)            (80,002)
                                                  -----------------------------
                                                  $ 215,301           $ 186,990
                                                  =============================

Included in property, plant and equipment are assets leased under capital leases with cost and accumulated depreciation totaling $6,514,000 and $2,313,000, respectively, at June 30, 1998 and $6,514,000 and $1,590,000, respectively, at June 30, 1997. Depreciation expense for machinery and equipment under capital leases was $723,000, $917,000 and $793,000 for the year ended June 30, 1998,
1997 and 1996, respectively.

Included in property, plant and equipment is $2,645,000, $1,343,000 and $532,000 of interest capitalized for the year ended June 30, 1998, 1997 and 1996, respectively.

NOTE 4--INVESTMENTS IN JOINT VENTURES

During March 1996, the Company and Vina Errazuriz S.A. (Errazuriz), Santiago, Chile, completed the formation of Vina Caliterra S.A. (Caliterra), a 50/50 joint venture created to produce and market wines from Chile.

During April 1996, the Company and Marchesi de' Frescobaldi S.P.A., Florence, Italy, completed the formation of Solaria S.R.L., a 50/50 joint venture created to produce and market wines from Italy. The joint venture changed its name to Luce Della Vite (LDV) during fiscal 1998.

Investments in joint ventures are summarized below (in thousands). The Company's interest in income and losses for each joint venture is stated within parentheses.

                                                                  JUNE 30,
                                                           ---------------------
                                                             1998         1997
                                                           ---------------------
Opus One (50%)                                             $ 10,054     $  9,749
Caliterra (50%)                                               7,357        7,582
LDV (50%)                                                     1,394        1,339
Other                                                           544          542
                                                           ---------------------
                                                           $ 19,349     $ 19,212
                                                           =====================

The condensed combined balance sheets and statements of operations of the joint ventures, along with the Company's proportionate share, are summarized as follows (in thousands):


BALANCE SHEETS

                                                       COMBINED                PROPORTIONATE SHARE
                                                 ----------------------      ----------------------
                                                        JUNE 30,                    JUNE 30,
                                                 ----------------------      ----------------------
                                                   1998         1997           1998          1997
                                                 ----------------------      ----------------------
Current assets                                   $ 35,912      $ 27,072      $ 17,956      $ 13,530
Other assets                                       44,167        35,628        22,084        17,713
                                                 ----------------------      ----------------------
    Total assets                                 $ 80,079      $ 62,700      $ 40,040      $ 31,243
                                                 ======================      ======================

Current liabilities                              $ 27,055      $  8,147      $ 13,527      $  4,074
Other liabilities                                  15,633        16,612         7,817         8,306
Venturers' equity                                  37,391        37,941        18,696        18,863
                                                 ----------------------      ----------------------
    Total liabilities and venturers' equity      $ 80,079      $ 62,700      $ 40,040      $ 31,243
                                                 ======================      ======================

The Company's investments in joint ventures differ from the amount that would be obtained by applying the Company's ownership interest to the venturers' equity of these entities due to preferred capital accounts and capital account differences specified in the joint venture agreements.

STATEMENTS OF OPERATIONS

                                  COMBINED                      PROPORTIONATE SHARE
                      --------------------------------    --------------------------------
                             YEAR ENDED JUNE 30,                YEAR ENDED JUNE 30,
                      --------------------------------    --------------------------------
                        1998        1997        1996        1998        1997        1996
                      --------------------------------    --------------------------------
Net revenues          $ 37,417    $ 28,271    $ 17,171    $ 18,671    $ 14,089    $  8,511
Cost of goods sold      15,267      11,479       7,179       7,634       5,740       3,590
                      --------------------------------    --------------------------------
Gross profit            22,150      16,792       9,992      11,037       8,349       4,921
Other expenses          16,817       9,753       6,588       8,356       4,784       3,184
                      --------------------------------    --------------------------------
Net income            $  5,333    $  7,039    $  3,404    $  2,681    $  3,565    $  1,737
                      ================================    ================================

NOTE 5--EMPLOYEE COMPENSATION AND RELATED COSTS

The Company has a tax-qualified defined contribution retirement plan (the Plan) which covers substantially all of its employees. Company contributions to the Plan are 7% of eligible compensation paid to participating employees. Company contributions to the Plan were $2,411,000, $2,108,000 and $1,925,000 for the year ended June 30, 1998, 1997 and 1996, respectively. Contributions to the Plan are limited by the Internal Revenue Code. The Company has a non-qualified supplemental executive retirement plan to restore contributions limited by the Plan. This plan is administered on an unfunded basis. The unfunded liability relating to this plan totaled $1,192,000 and $839,000 at June 30, 1998 and 1997, respectively.

The Company has a deferred compensation plan with certain key executives, officers and directors. Under the provisions of this plan, participants may elect to defer up to 100% of their eligible compensation and earn a guaranteed interest rate on their deferred amounts, which was approximately 9.1% for the year ended June 30, 1998. The Company's liability under this plan totaled $1,050,000 at June 30, 1998 and it was included in deferred executive compensation. Amounts deferred are held within a Rabbi Trust for the benefit of the participants. These funds and the accumulated interest were included in the other assets at June 30, 1998.

The Company also has a deferred executive incentive compensation plan with certain present and past key officers. Under the provisions of this plan, units are awarded to participants at the discretion of the Board of Directors. The units each earn a percentage of Company profits as defined by the plan over a five year vesting period. In February 1993, the Board of Directors determined that no future units will be awarded under the plan; however, the plan remains in place with respect to existing units. Subject to participant election for deferral of payments and payment terms for participants no longer in the plan, the accrued amounts are distributable in cash when fully vested. The compensation earned on the units and accumulated interest on fully vested amounts not distributed, are accrued but unfunded. The current portion of this liability is $173,000 and $1,950,000 at June 30, 1998 and 1997, respectively.

NOTE 6--LONG-TERM DEBT AND NOTES PAYABLE TO BANKS

Long-term debt consists of the following (in thousands):

                                                                                        JUNE 30,
                                                                               ---------------------------
                                                                                  1998             1997
                                                                               ---------------------------
Long-term unsecured credit lines                                               $   30,450       $   50,000
Fixed rate secured term loans; interest rates 6.33% to 10.00% at
  June 30, 1998; principal and interest payable monthly; due 1998--2005            17,597           19,917
Fixed rate unsecured term loans; interest rate 8.92% at June 30, 1998;
  principal and interest payable quarterly; due 2004                               35,167           39,033
Fixed rate unsecured term loans; interest rate 7.39% at June 30, 1998;
  interest payable semiannually through January 8, 1998; principal and
  interest payable semiannually from July 8, 1998; due 2006                        50,000           50,000
Fixed rate unsecured term loans; interest rate 6.71% at June 30, 1998;
  principal and interest payable semiannually; due 2013                            95,000               --
Capitalized lease obligations; interest rates 6.96% to 8.00% at
  June 30, 1998; principal and interest payable monthly; due 2002--2010             5,327            5,907
                                                                               ---------------------------
                                                                                  233,541          164,857
Less--current portion                                                             (10,984)          (6,790)
                                                                               ---------------------------
                                                                               $  222,557       $  158,067
                                                                               ===========================

Aggregate annual maturities of long-term debt at June 30, 1998 are as follows (in thousands):

              Year Ending
               June 30,
              -----------
               1999                                    $ 10,984
               2000                                      40,702
               2001                                      10,103
               2002                                      15,761
               2003                                      12,501
               Thereafter                               143,490
                                                       --------
                                                       $233,541
                                                       ========

The Company has unsecured credit lines with two banks that provide for both short-term and long-term borrowings. The short-term credit lines expire on December 25, 1998, and have maximum credit available of $71,500,000. The long-term credit lines expire on December 31, 2000, and have maximum credit available of $80,000,000. The credit lines bear interest, which is payable monthly, at rates determined under various bank interest programs, ranging from 6.05% to 8.50% at June 30, 1998. There were no borrowings outstanding under the Company's short-term credit lines as of June 30, 1998. At June 30, 1997, there was $8,750,000 outstanding under the Company's short-term credit lines.

On January 29, 1998, the Company entered into unsecured term loans totaling $95,000,000 that bear interest, payable semiannually, at a fixed rate of 6.71%. Semiannual principal and interest payments commence on July 29, 1998. The proceeds from these loans were used to pay down long-term credit line borrowings.

On July 8, 1996, the Company entered into unsecured term loans totaling $50,000,000 that bear interest, payable semiannually, at a fixed rate of 7.39%. Semiannual principal payments commence on July 8, 1998. The proceeds from these loans were used to refinance secured term loans that matured in July 1996 and to pay down long-term credit line borrowings.

Property, plant and equipment with a net book value of approximately $34,600,000 at June 30, 1998 is pledged as collateral for long-term debt. The terms of the unsecured credit lines and certain long-term debt agreements include covenants that require the maintenance of various minimum financial ratios and other covenants. The most restrictive of these covenants requires the ratio of net tangible assets to debt maturing in excess of one year to be 1.75 to 1 or greater. The Company was in compliance with all such covenants during the year ended June 30, 1998.


NOTE 7--INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                                     YEAR ENDED JUNE 30,
                                              ---------------------------------
                                                1998        1997         1996
                                              ---------------------------------
Current:
  Federal                                     $ 13,377    $ 14,763     $ 14,760
  State                                          2,230       2,488        1,758
                                              ---------------------------------
                                                15,607      17,251       16,518
                                              ---------------------------------
Deferred:
  Federal                                        2,532         768         (824)
  State                                            415          29          335
                                              ---------------------------------
                                                 2,947         797         (489)
                                              ---------------------------------
                                              $ 18,554    $ 18,048     $ 16,029
                                              =================================

Income tax expense differs from the amount computed by multiplying the statutory federal income tax rate times income before taxes, due to the following:

                                                     YEAR ENDED JUNE 30,
                                               --------------------------------
                                                1998         1997         1996
                                               --------------------------------
Federal statutory rate                           35.0%        35.0%        35.0%
State income taxes, net of federal benefit        3.6          3.8          3.4
Permanent differences                             0.5          0.4          0.5
Other                                            (0.1)        (0.2)         0.7
                                               --------------------------------
                                                 39.0%        39.0%        39.6%
                                               ================================

The approximate effect of temporary differences and carryforwards that give rise to deferred tax balances at June 30, 1998 and 1997 are as follows (in thousands):

                                                                 JUNE 30,
                                                          ---------------------
                                                            1998         1997
                                                          ---------------------
GROSS DEFERRED TAX ASSETS
  Liabilities and accruals                                $ (2,070)    $ (1,735)
  Deferred compensation                                     (3,828)      (3,679)
  Inventories                                               (1,717)      (1,228)
  Tax credits                                                 (692)        (692)
                                                          ---------------------
    Gross deferred tax assets                               (8,307)      (7,334)
                                                          ---------------------
GROSS DEFERRED TAX LIABILITIES
  Property, plant and equipment                             17,331       13,602
  Retirement plans                                             677          625
  Receivables                                                  435          350
  Investments in joint ventures                              1,623        1,620
  State taxes                                                  359          308
                                                          ---------------------
    Gross deferred tax liabilities                          20,425       16,505
                                                          ---------------------
      Net deferred tax liability                          $ 12,118     $  9,171
                                                          =====================

The Company has foreign tax credits at June 30, 1998 that can be carried forward five years.

During the year ended June 30, 1998 and 1997 the Company recognized certain tax benefits related to stock option plans in the amount of $1,487,000 and $1,955,000, respectively. These benefits were recorded as a decrease in income taxes payable and an increase in paid-in capital.

NOTE 8--SHAREHOLDERS' EQUITY

The authorized capital stock of the Company consists of Preferred Stock, Class A Common Stock and Class B Common Stock.

During the second quarter of fiscal 1998 and the first quarter of fiscal 1996, 370,000 and 649,769 shares, respectively, of Class B Common Stock, owned by a major shareholder, were converted into 370,000 and 649,769 shares, respectively, of Class A Common Stock. The conversion of the shares represents a non-cash financing activity for purposes of the consolidated statement of cash flows.

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

Included in retained earnings at June 30, 1998, is $3,500,000 of undistributed income from joint ventures that has been accounted for using the equity method.

NOTE 9--STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

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

Under the Equity Incentive Plan, the Company is authorized to grant both incentive stock options and non-qualified stock options for up to 2,585,294 shares of Class A Common Stock. Incentive stock options may not be granted for less than the fair market value of the Class A Common Stock at the date of grant. Non-qualified stock options may not be granted for less than 50% of the fair market value of the Class A Common Stock at the date of grant. The stock options are exercisable over a period determined by the Board at the time of grant, but no longer than ten years after the date they are granted.

Under the Non-Employee Directors' Stock Option Plan, the Company is authorized to grant options for up to 100,000 shares of Class A Common Stock. These options may not be granted for less than the fair market value of the Class A Common Stock at the date of grant. Non-employee directors are granted options when they are elected for the first time to the Board. These options become exercisable over five years from the date of grant and expire ten years after the date of grant. Incumbent non-employee directors are granted options annually on the date of the Annual Meeting of Shareholders. These options vest in twelve equal monthly installments and expire ten years after the date of grant.

      A summary of the Company's stock option plans is presented below:

                                        JUNE 30, 1998                      JUNE 30, 1997
                                 ------------------------------     ---------------------------
                                                    AVERAGE                          AVERAGE
                                   OPTIONS      EXERCISE PRICE        OPTIONS    EXERCISE PRICE
                                 ------------------------------     ---------------------------
      Outstanding at
        beginning of year        1,279,834          $15.74          1,287,188         $12.86
      Granted                      205,000           51.03            212,172          29.10
      Exercised                   (163,283)          11.22           (207,151)         11.81
      Forfeited                     (5,818)          21.03            (12,375)         10.40
                                 --------------------------------------------------------------
      Outstanding at
        end of year              1,315,733          $21.73          1,279,834          15.74
                                 ==============================================================
      Options exercisable
        at year end              1,074,338          $18.84            969,709         $15.31
                                 ==============================================================

      The following table summarizes information about stock options outstanding at June 30, 1998:

                                      OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                         ----------------------------------------------    ------------------------
                                     WEIGHTED AVERAGE      WEIGHTED                     WEIGHTED
          RANGE OF                      REMAINING           AVERAGE                      AVERAGE
      EXERCISE PRICES     OPTIONS    CONTRACTUAL LIFE    EXERCISE PRICE     OPTIONS   EXERCISE PRICE
     -----------------   ----------------------------------------------    ------------------------
     $38.01 to  $52.00     203,512       9.2 years           $51.03           96,704      $50.94
      15.01 to   38.00     325,345       8.0 years            28.66          242,227       28.23
      11.01 to   15.00     635,942       4.7 years            12.06          635,942       12.06
       7.00 to   11.00     150,934       6.2 years             8.03           99,465        8.11
     ----------------------------------------------------------------------------------------------
       7.00 to   52.00   1,315,733       7.2 years           $21.73        1,074,338      $18.84
     ==============================================================================================

EMPLOYEE STOCK PURCHASE PLAN Under the Employee Stock Purchase Plan, the Board will from time to time grant rights to eligible employees to purchase Class A Common Stock. Under this plan, the Company is authorized to grant rights to purchase up to 300,000 shares of Class A Common Stock. The purchase price is the lower of 85% of the fair market value on the date the Company grants the right to purchase or 85% of the fair market value on the date of purchase. Employees, through payroll deductions of no more than 15% of their base compensation, may exercise their rights to purchase for the period specified in the related offering. During the year ended June 30, 1998, 1997 and 1996, shares totaling 17,819, 10,344 and 12,725, respectively, were issued under the Employee Stock Purchase Plan at average prices of $26.90, $27.98 and $15.47, respectively.

NOTE 10--COMMITMENTS AND CONTINGENCIES

The Company leases some of its office space, warehousing facilities, vineyards and equipment under non-cancelable leases accounted for as operating leases. Certain of these leases have options to renew. Rental expense amounted to $3,789,000, $2,739,000 and $2,126,000, respectively, for the year ended June 30,
1998, 1997 and 1996. The Company also leases land, machinery and equipment under capital leases. The minimum rental payments under non-cancelable operating and capital leases at June 30, 1998 are as follows (in thousands):

            YEAR ENDING                               CAPITAL     OPERATING
             JUNE 30,                                 LEASES       LEASES
            -----------                               -------     ---------
             1999                                      $1,011      $ 2,338
             2000                                       1,011        1,902
             2001                                       1,011        1,624
             2002                                       1,011        1,344
             2003                                         906        1,271
             Thereafter                                 2,880       13,895
                                                       ------      -------
                                                        7,830      $22,374
                                                       ------      =======
             Less amount representing interest         (2,503)
                                                       ------
             Present value of minimum lease payments   $5,327
                                                       ======

Interest expense on capital lease obligations was $431,000, $470,000 and $176,000 for the year ended June 30, 1998, 1997 and 1996, respectively.

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

NOTE 11--SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest, net of amounts capitalized, was $9,853,000, $8,974,000 and $7,999,000 for the year ended June 30, 1998, 1997 and 1996, respectively. Cash paid for income taxes was $16,800,000, $14,771,000 and $20,048,000 for the year ended June 30, 1998, 1997 and 1996, respectively.

Non-cash investing activities not included in the statements of cash flows include capital lease obligations incurred during the year ended June 30, 1996, totaling $5,944,000.

Non-cash financing activities not included in the statements of cash flows include the conversions of stock in fiscal 1998 and 1996 (Note 8) and the tax benefits related to stock option plans in fiscal 1998, 1997 and 1996 (Note 7).

NOTE 12--QUARTERLY HIGHLIGHTS (UNAUDITED)

Selected highlights for each of the fiscal quarters during the year ended June 30, 1998 and 1997 are as follows (in thousands, except per share data):

                                     1ST          2ND          3RD          4TH
                                   QUARTER      QUARTER      QUARTER      QUARTER
                                   -------      -------      -------      -------
Year Ended June 30, 1998:
  Net revenues                     $65,550      $93,002      $76,009      $90,598
  Gross profit                      28,576       42,372       35,960       42,561
  Net income                         5,851       10,494        6,528        6,142
  Earnings per share--Basic            .39          .69          .43          .40
  Earnings per share--Diluted          .37          .66          .41          .39

Year Ended June 30, 1997:
  Net revenues                     $58,984      $87,197      $70,889      $83,704
  Gross profit                      25,616       38,040       31,925       39,205
  Net income                         5,323        9,215        6,333        7,354
  Earnings per share--Basic            .36          .61          .42          .49
  Earnings per share--Diluted          .34          .59          .40          .47

                        REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
THE ROBERT MONDAVI CORPORATION

In our opinion, the accompanying consolidated balance sheets and related consolidated statements of income, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of The Robert Mondavi Corporation and its subsidiaries at June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP
San Francisco, California
July 24, 1998

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

Timothy J. Mondavi
Managing Director and Winegrower
The Robert Mondavi Corporation

Marcia Mondavi Borger
Director
The Robert Mondavi Corporation

James Barksdale
President and Chief Executive Officer
Netscape Communications Corporation

Frank E. Farella (1)
Partner
Farella, Braun & Martel, Attorneys

Philip Greer (1)(2)
Senior Managing Principal
Weiss, Peck and Greer, L.L.C., Investment Managers

Bartlett R. Rhoades (1)(2)
Director
The Robert Mondavi Corporation


(1) Member Audit Committee

(2) Member Compensation
  Committee


OFFICERS

R. Michael Mondavi
President and Chief Executive Officer

Timothy J. Mondavi
Managing Director and Winegrower

Gregory M. Evans
Executive Vice President and
Chief Operating Officer

Stephen A. McCarthy
Senior Vice President and
Chief Financial Officer

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

INDEPENDENT ACCOUNTANTS
PRICEWATERHOUSECOOPERS LLP
San Francisco, California

ANNUAL MEETING
The annual meeting of shareholders will be held on Monday, November 2, 1998 at the Robert Mondavi Winery in Oakville, California.

INQUIRIES
Communications concerning stock transfer requirements, lost certificates and changes of address should be directed to the Transfer Agent. Other written shareholder or investor inquiries should be directed to: Investor Relations, The Robert Mondavi Corporation, P.O. Box 106, Oakville, California 94562. We can also be contacted by telephone at (707) 251-4850 and e-mail at mond@robertmondavi.com.

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

YEAR ENDED JUNE 30, 1998                                   HIGH           LOW
--------------------------------------------------------------------------------
Fourth Quarter                                           $41 9/16      $28 3/8
Third Quarter                                            $50 1/4       $36 3/16
Second Quarter                                           $56 3/8       $46 1/2
First Quarter                                            $55 3/4       $42 13/16

YEAR ENDED JUNE 30, 1997                                   HIGH           LOW
--------------------------------------------------------------------------------
Fourth Quarter                                           $47 3/8       $36
Third Quarter                                            $43 3/4       $36
Second Quarter                                           $38 1/4       $28 1/2
First Quarter                                            $33 1/2       $26 1/2

The Company has never declared or paid dividends on its common stock and anticipates that all earnings will be retained for use in its business. The payment of any future dividends will be at the discretion of the Board of Directors and will continue to be subject to certain limitations and restrictions under the terms of the Company's indebtedness to various institutional lenders, including a prohibition on the payment of dividends without the prior written consent of such lenders. There were approximately 1,300 shareholders of record as of June 3o, 1998.


                                       48