Form 10-K405, Exhibit 13
period 1999-06-30
MONDAVI ROBERT CORP
filed 1999-09-27
CIK 902276

                                                                      EXHIBIT 13



               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


                                                                    YEAR ENDED JUNE 30,
                                           ---------------------------------------------------------------------
                                              1999           1998           1997           1996           1995
                                           ---------------------------------------------------------------------
                                               (In thousands, except per share data and net revenues per case)
INCOME STATEMENT DATA
Gross revenues                             $ 387,950      $ 341,059      $ 315,998      $ 253,540      $ 210,361
Less excise taxes                             17,373         15,900         15,224         12,710         10,892
                                           ---------------------------------------------------------------------
Net revenues                                 370,577        325,159        300,774        240,830        199,469
Cost of goods sold                           205,401        173,815        149,760        122,929        106,452
                                           ---------------------------------------------------------------------
Gross profit                                 165,176        151,344        151,014        117,901         93,017
Operating expenses                           104,550         90,043         79,831         70,707         64,160
                                           ---------------------------------------------------------------------
Operating income                              60,626         61,301         71,183         47,194         28,857
Other income (expense):
  Interest                                   (14,217)       (12,298)       (10,562)        (8,814)        (8,675)
  Other                                        3,631            441          1,880          1,543            215
                                           ---------------------------------------------------------------------
Income before income taxes                    50,040         49,444         62,501         39,923         20,397
Provision for income taxes                    19,257         19,282         24,376         15,808          8,118
                                           ---------------------------------------------------------------------
Net income                                 $  30,783      $  30,162      $  38,125      $  24,115      $  12,279
                                           =====================================================================

Earnings per share--Diluted                $    1.94      $    1.90      $    2.43      $    1.59      $     .96
                                           =====================================================================

Pro forma* Earnings per share--Diluted     $    2.17      $    1.90      $    2.43      $    1.59      $     .96
                                           =====================================================================

* A total of $6.0 million, or $0.23 per diluted share, of reorganization and other one-time charges were recorded during the second quarter of fiscal 1999. Of this amount, $4.5 million was included in cost of goods sold and $1.5 million was included in operating expenses.

BALANCE SHEET DATA
Working capital                          $297,765     $275,977     $203,065     $160,012     $124,477
Long-term debt, less current portion      243,758      222,557      158,067      123,713      113,017
Total debt                                254,010      233,541      173,607      127,828      119,088
Total liabilities                         324,859      304,225      233,676      177,641      163,244
Shareholders' equity                      304,406      271,602      238,326      195,510      132,140
Total assets                              629,265      575,827      472,002      373,151      295,384

OPERATING DATA (UNAUDITED)
Cases sold (9-liter equivalent)             7,647        6,766        6,450        5,437        4,550
Net revenues per case                    $  48.46     $  48.06     $  46.63     $  44.29     $  43.84

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

The Company posted strong financial results in fiscal 1999. It was able to regain and increase Woodbridge market share with the support of its wholesalers and retailers after the Chardonnay supply shortage experienced in the prior fiscal year. The Company also trimmed its administrative expenses, appointed a Chief Operating Officer to streamline decision making, and adopted the FIFO method of inventory accounting to improve the predictability of earnings. In addition, the Company increased its marketing and sales focus on its two largest-volume brands, Woodbridge and Robert Mondavi Coastal, and on its flagship Robert Mondavi Winery.

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

KEY ACCOUNTING MATTERS Effective July 1, 1998, the Company changed its wine inventory costing method from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. The change has been applied to prior periods by retroactively restating the financial statements. For a further discussion of the impact of this accounting change, see Note 1 of Notes to Consolidated Financial Statements.

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

SEASONALITY AND QUARTERLY RESULTS The Company has historically experienced and expects to continue experiencing seasonal and quarterly fluctuations in its net revenues, cost of goods sold, and net income. Sales volume tends to increase in advance of holiday periods, before price increases go into effect, and during promotional periods, which generally last for one month. Sales volume tends to decrease if distributors begin a quarter with larger than standard inventory levels. The timing of releases for certain wines, especially reserve, district and vineyard-designated wines, can also have a significant impact on quarterly results. Additionally, the Company may schedule price increases on July 1, which, when combined with June promotions and intensive sales force efforts to meet fiscal year goals, can result in increased sales in the Company's fourth fiscal quarter and lower than average sales in the Company's first fiscal quarter.

The following table sets forth certain information regarding the Company's net revenues and net income for each of the last eight fiscal quarters:

                                        FISCAL 1999 QUARTER ENDED                             FISCAL 1998 QUARTER ENDED
                             ----------------------------------------------       ---------------------------------------------
                             SEP. 30       DEC. 31     MAR. 31      JUN. 30       SEP. 30      DEC. 31      MAR. 31     JUN. 30
                             ----------------------------------------------       ---------------------------------------------
                                                                     (Dollars in millions)
Net revenues                  $ 71.3       $104.9       $ 89.2       $105.2       $ 65.6       $ 93.0       $ 76.0       $ 90.6
% of annual net revenues        19.2%        28.3%        24.1%        28.4%        20.1%        28.6%        23.4%        27.9%
Net income                    $  8.0       $  6.5       $  7.5       $  8.8       $  7.7       $ 11.3       $  6.1       $  5.1
% of annual net income          26.0%        21.1%        24.3%        28.6%        25.5%        37.4%        20.2%        16.9%

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

                                FISCAL 1999 QUARTER ENDED                       FISCAL 1998 QUARTER ENDED
                       ------------------------------------------      ------------------------------------------
                       SEP. 30     DEC. 31     MAR. 31    JUN. 30      SEP. 30     DEC. 31     MAR. 31    JUN. 30
                       ------------------------------------------      ------------------------------------------
                                                              (in millions)
Total borrowings,
  net of cash          $224.2      $259.1      $277.0      $249.5      $166.9      $202.2      $234.7      $230.9

PERIOD TO PERIOD COMPARISON The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of net revenues:

                                             AS A PERCENTAGE OF NET REVENUES
                                            FOR THE FISCAL YEAR ENDED JUNE 30,
                                            ----------------------------------
                                             1999          1998          1997
                                            ----------------------------------
Gross revenues                               104.7%        104.9%        105.1%
Less excise taxes                              4.7           4.9           5.1
                                            ----------------------------------
Net revenues                                 100.0         100.0         100.0
Cost of goods sold                            55.4          53.5          49.8
                                            ----------------------------------
Gross profit                                  44.6          46.5          50.2
Operating expenses                            28.2          27.7          26.5
                                            ----------------------------------
Operating income                              16.4          18.8          23.7
Other income (expense):
   Interest                                   (3.8)         (3.8)         (3.5)
   Other                                       0.9           0.1           0.6
                                            ----------------------------------
Income before income taxes                    13.5          15.1          20.8
Provision for income taxes                     5.2           5.9           8.1
                                            ----------------------------------
Net income                                     8.3%          9.2%         12.7%
                                            ==================================

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



                              RESULTS OF OPERATIONS

                       Fiscal 1999 Compared to Fiscal 1998

REORGANIZATION AND OTHER ONE-TIME CHARGES During the second quarter of fiscal 1999, the Company implemented a series of operational and organizational changes aimed at improving its competitiveness and resources for investing in vineyards and wineries and providing stronger marketing support for its wines. As a result of these changes, the Company recorded one-time charges totaling $6.0 million, or $0.23 per diluted share, in fiscal 1999. Of this total, $4.5 million, or $0.17 per diluted share, related to asset impairment charges and $1.5 million, or $0.06 per diluted share, related to employee separation expenses. For a further discussion of these operational and organizational changes, see Note 10 of Notes to Consolidated Financial Statements.

NET REVENUES Net revenues increased by 14.0% due primarily to a 13.0% increase in sales volume. Net revenues per case increased by 0.8% to $48.46 per case in fiscal 1999 compared to $48.06 per case in fiscal 1998.

COST OF GOODS SOLD Cost of goods sold increased by 18.2%, reflecting the increase in sales volume, the $4.5 million in asset impairment charges discussed above and a shift in sales mix to wines with a higher average cost per case. Excluding the one-time charges, cost of goods sold increased by 15.6%.

GROSS PROFIT As a result of the factors discussed above, gross profit increased by 9.1% and the Company's gross profit percentage was 44.6% in fiscal 1999 compared to 46.5% in fiscal 1998. Excluding the one-time asset impairment charges, the gross profit percentage was 45.8% in fiscal 1999.

OPERATING EXPENSES Operating expenses increased by 16.1% due mainly to an increase in sales and marketing expenses associated with increased sales volume. The ratio of operating expenses to net revenues increased to 28.2% in fiscal 1999 from 27.7% in fiscal 1998, reflecting the $1.5 million in employee separation expenses discussed above combined with higher promotional spending per case, primarily in advertising, that was partially offset by a decrease in general and administrative expenses. Excluding the one-time employee separation charges, operating expenses increased by 14.4% and the ratio of operating expenses to net revenues was 27.8% in fiscal 1999.

INTEREST Interest expense increased by 15.6%, reflecting an increase in the Company's average borrowings that was partially offset by an increase in capitalized interest and a decrease in the Company's average interest rate. The increase in capitalized interest was due to increased vineyard development and winery expansion projects. The Company's average interest rate was 7.06% in fiscal 1999 compared to 7.45% in fiscal 1998.

EQUITY IN NET INCOME OF JOINT VENTURES Equity in net income of joint ventures increased by 91.1% due mainly to improved income from Opus One.

OTHER "Other" primarily consists of miscellaneous non-operating income and expense items. "Other" totaled $1.3 million in fiscal 1999 compared to $2.2 million in fiscal 1998.

PROVISION FOR INCOME TAXES The Company's effective tax rate was 38.5% in fiscal 1999 compared to 39.0% in fiscal 1998. The lower effective rate was primarily the result of an increase in the benefit derived from manufacturing tax credits.

NET INCOME AND EARNINGS PER SHARE As a result of the above factors, net income totaled $30.8 million, or $1.94 per diluted share, in fiscal 1999 compared to $30.2 million, or $1.90 per diluted share, in fiscal 1998. Excluding the reorganization and other one-time charges discussed above, net income totaled $34.5 million, or $2.17 per diluted share, in fiscal 1999.


                       Fiscal 1998 Compared to Fiscal 1997

NET REVENUES Net revenues increased by 8.1%, reflecting a 4.9% increase in sales volume combined with a shift in sales mix to wines with higher net revenues per case. Net revenues per case increased by 3.1% to $48.06 per case in fiscal 1998 compared to $46.63 per case in fiscal 1997.

COST OF GOODS SOLD Cost of goods sold increased by 16.1%, reflecting higher wine costs associated with new vintages introduced during the year, increased sales volume and a shift in sales mix to wines with a higher average cost per case.

GROSS PROFIT As a result of the factors discussed above, gross profit increased by 0.2% and the Company's gross profit percentage decreased to 46.5% in fiscal 1998 compared to 50.2% in fiscal 1997. The lower gross profit percentage was primarily attributable to higher wine costs.

OPERATING EXPENSES Operating expenses increased by 12.8% due mainly to an increase in sales and marketing expenses. The ratio of operating expenses to net revenues increased to 27.7% in fiscal 1998 compared to 26.5% in fiscal 1997 due to increased promotional spending per case.

INTEREST Interest expense increased by 16.4% due primarily to an increase in the Company's average borrowings that was partially offset by an increase in capitalized interest and a decrease in the Company's average interest rate. The increase in capitalized interest was due to increased vineyard development. The Company's average interest rate was 7.45% in fiscal 1998 compared to 7.83% in fiscal 1997.

EQUITY IN NET INCOME OF JOINT VENTURES Equity in net income of joint ventures increased by 3.3% due mainly to improved income from Opus One.

OTHER "Other" primarily consists of miscellaneous non-operating income and expense items. "Other" totaled $2.2 million in fiscal 1998 compared to $0.6 million in fiscal 1997.

PROVISION FOR INCOME TAXES The Company's effective tax rate remained unchanged at 39.0%.

NET INCOME AND EARNINGS PER SHARE As a result of the above factors, net income totaled $30.2 million, or $1.90 per diluted share, in fiscal 1998 compared to $38.1 million, or $2.43 per diluted share, in fiscal 1997.



                         LIQUIDITY AND CAPITAL RESOURCES

Working capital as of June 30, 1999, was $297.8 million compared to $276.0 million at June 30, 1998. The $21.8 million increase in working capital was primarily attributable to a $13.4 million increase in accounts receivable, a $6.4 million decrease in current deferred taxes and a $5.7 million increase in inventories. Borrowings under the Company's credit lines totaled $61.9 million at June 30, 1999, compared to $30.5 million at June 30, 1998. The Company had a cash balance of $4.5 million at June 30, 1999, compared to a balance of $2.7 million at June 30, 1998.

The Company has historically financed its growth through increases in borrowings and cash flow from operations. In addition, the Company received $32.3 million in net proceeds from its initial public offering of stock in June 1993 and an additional $35.3 million in net proceeds from its second public offering of stock in August 1995. During fiscal 1999, the Company's primary uses of capital have been to finance the following: a $50.8 million increase in property, plant and equipment (including vineyard development, expansion of the Woodbridge facility, renovation of the Robert Mondavi Winery facility and purchases of new oak barrels); a $13.4 million increase in accounts receivable; $11.0 million in repayments of long-term debt; and a $5.7 million increase in inventories. The primary sources of funds during fiscal 1999 were from the following: $30.8 million in net income, as well as the non-cash impact on pre-tax income of $15.8 million in depreciation and amortization; $31.5 million in net additions of credit line borrowings; a $5.2 million increase in accounts payable; and $3.3 million in joint venture distributions.

Management expects that the Company's working capital needs will grow significantly to support expected future growth in sales volumes. Due to the lengthy aging and processing cycles involved in premium wine production, expenditures for inventory and fixed assets need to be made one to three years or more in advance of anticipated sales. The Company currently expects its capital spending requirements will total approximately $125.0 million for the two year period ending June 30, 2001.

The Company currently has credit lines that provide both short-term and long-term borrowings. The short-term credit lines expire on December 24, 1999, and have maximum credit available of $71.5 million. The long-term credit lines expire on December 31, 2001, and have maximum credit available of $80.0 million. The annual interest rates on these lines are based on various bank programs and ranged from 5.20% to 8.50% during fiscal 1999.

The Company anticipates that current capital combined with cash from operating activities and the availability of cash from additional borrowings will be sufficient to meet its liquidity and capital expenditure requirements at least through the end of fiscal 2000.

                           CONSOLIDATED BALANCE SHEETS

                        (In thousands, except share data)

                                     ASSETS

                                                                                       JUNE 30,
                                                                               -------------------------
                                                                                 1999            1998
                                                                               -------------------------
Current assets:
  Cash                                                                         $   4,544       $   2,683
  Accounts receivable--trade, net                                                 82,037          68,656
  Inventories                                                                    262,377         256,770
  Prepaid expenses and other current assets                                        4,893           8,239
                                                                               -------------------------
   Total current assets                                                          353,851         336,348

Property, plant and equipment, net                                               249,572         215,301
Investments in joint ventures                                                     20,124          18,666
Other assets                                                                       5,718           5,512
                                                                               -------------------------
    Total assets                                                               $ 629,265       $ 575,827
                                                                               -------------------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable--trade                                                      $  19,416       $  18,888
  Employee compensation and related costs                                         11,605           9,881
  Other accrued expenses                                                          10,231           7,800
  Current portion of long-term debt                                               10,252          10,984
  Deferred income taxes                                                            3,827          10,200
  Deferred revenue                                                                   755           2,618
                                                                               -------------------------
   Total current liabilities                                                      56,086          60,371

Long-term debt, less current portion                                             243,758         222,557
Deferred income taxes                                                             17,355          14,245
Deferred executive compensation                                                    7,425           6,713
Other liabilities                                                                    235             339
                                                                               -------------------------
   Total liabilities                                                             324,859         304,225
                                                                               -------------------------
Commitments and contingencies (Note 11)
Shareholders' equity:
  Preferred Stock:  Authorized--5,000,000 shares
  Issued and outstanding--no shares                                                   --              --
  Class A Common Stock, without par value:  Authorized--25,000,000 shares
    Issued and outstanding--8,151,664 and 8,050,126 shares                        80,483          79,040
  Class B Common Stock, without par value:  Authorized--12,000,000 shares
    Issued and outstanding--7,306,012                                             11,732          11,732
  Paid-in capital                                                                  5,266           4,776
  Retained earnings                                                              207,520         176,737
  Accumulated other comprehensive income:
    Cumulative translation adjustment                                               (595)           (683)
                                                                               -------------------------
                                                                                 304,406         271,602
                                                                               -------------------------
   Total liabilities and shareholders' equity                                  $ 629,265       $ 575,827
                                                                               =========================


                 See Notes to Consolidated Financial Statements.

                        CONSOLIDATED STATEMENTS OF INCOME

                      (In thousands, except per share data)

                                                                        YEAR ENDED JUNE 30,
                                                            -----------------------------------------
                                                               1999            1998            1997
                                                            -----------------------------------------
Gross revenues                                              $ 387,950       $ 341,059       $ 315,998
Less excise taxes                                              17,373          15,900          15,224
                                                            -----------------------------------------
Net revenues                                                  370,577         325,159         300,774
Cost of goods sold                                            205,401         173,815         149,760
                                                            -----------------------------------------
Gross profit                                                  165,176         151,344         151,014
Selling, general and administrative expenses                  104,550          90,043          79,831
                                                            -----------------------------------------
Operating income                                               60,626          61,301          71,183
Other income (expense):
  Interest                                                    (14,217)        (12,298)        (10,562)
  Equity in net income of joint ventures                        4,956           2,593           2,510
  Other                                                        (1,325)         (2,152)           (630)
                                                            -----------------------------------------
Income before income taxes                                     50,040          49,444          62,501
Provision for income taxes                                     19,257          19,282          24,376
                                                            -----------------------------------------
Net income                                                  $  30,783       $  30,162       $  38,125
                                                            =========================================

Earnings per share--Basic                                   $    2.00       $    1.98       $    2.53
                                                            -----------------------------------------
Earnings per share--Diluted                                 $    1.94       $    1.90       $    2.43
                                                            -----------------------------------------

Weighted average number of shares outstanding--Basic           15,414          15,264          15,057
                                                            -----------------------------------------
Weighted average number of shares outstanding--Diluted         15,865          15,847          15,670
                                                            -----------------------------------------



                 See Notes to Consolidated Financial Statements.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                 (In thousands)

                                                                                                        ACCUMULATED
                                       CLASS A                CLASS B                                       OTHER         TOTAL
                                       COMMON                  COMMON             PAID-IN     RETAINED  COMPREHENSIVE  SHAREHOLDERS'
                                        STOCK                   STOCK             CAPITAL     EARNINGS  INCOME (LOSS)    EQUITY
                                ---------------------------------------------------------------------------------------------------
                                 SHARES      AMOUNT      SHARES       AMOUNT
                                ---------------------------------------------------------------------------------------------------
Balance at June 30, 1996           7,282    $ 73,402       7,676     $ 12,324     $  1,334    $108,450    $     --     $195,510
  Net income                                                                                    38,125
  Comprehensive income                                                                                                   38,125
  Exercise of Class A Common
    Stock Options including
    related tax benefits             207       2,447                                 1,955                                4,402
  Issuance of Class A Common
    Stock through Employee
    Stock Purchase Plan               10         289                                                                        289
                                -----------------------------------------------------------------------------------------------
Balance at June 30, 1997           7,499      76,138       7,676       12,324        3,289     146,575          --      238,326
  Net income                                                                                    30,162
  Cumulative translation
    adjustment, net of tax of $(426)                                                                          (683)
  Comprehensive income                                                                                                   29,479
  Conversion of Class B
    Common Stock to Class A
    Common Stock                     370         592        (370)        (592)
  Exercise of Class A Common
    Stock Options including
    related tax benefits             163       1,831                                 1,487                                3,318
  Issuance of Class A Common
    Stock through Employee
    Stock Purchase Plan               18         479                                                                        479
                                -----------------------------------------------------------------------------------------------
Balance at June 30, 1998           8,050      79,040       7,306       11,732        4,776     176,737        (683)     271,602
Net income                                                                                      30,783
  Cumulative translation
    adjustment, net of tax of $55                                                                               88
  Comprehensive income                                                                                                   30,871
  Exercise of  Class A
     Common Stock Options
     including related tax
     benefits                         85         907                                   490                                1,397
  Issuance of Class A Common
    Stock through Employee
    Stock Purchase Plan               17         536                                                                        536
                                -----------------------------------------------------------------------------------------------
Balance at June 30, 1999           8,152    $ 80,483       7,306     $ 11,732     $  5,266    $207,520    $   (595)    $304,406
                                ===============================================================================================


                 See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (In thousands)


                                                                   YEAR ENDED JUNE 30,
                                                          ------------------------------------
                                                            1999          1998          1997
                                                          ------------------------------------
Cash flows from operating activities:
  Net income                                              $ 30,783      $ 30,162      $ 38,125
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
    Deferred income taxes                                   (2,892)        3,675         7,125
    Depreciation and amortization                           15,758        13,665        12,534
    Equity in net income of joint ventures                  (4,956)       (2,593)       (2,510)
    Other                                                    1,067           283           213
    Changes in assets and liabilities:
      Accounts receivable--trade                           (13,381)       (9,434)      (19,727)
      Inventories                                           (5,695)      (60,009)      (42,258)
      Other assets                                           3,346        (2,646)       (4,753)
      Accounts payable--trade and accrued expenses           5,173         7,233         8,265
      Deferred revenue                                      (1,863)          554           382
      Deferred executive compensation                          712         1,318          (703)
      Other liabilities                                       (104)         (678)          (85)
                                                          ------------------------------------
  Net cash provided by (used in) operating activities       27,948       (18,470)       (3,392)
                                                          ------------------------------------

Cash flows from investing activities:
  Acquisitions of property, plant and equipment            (50,827)      (49,525)      (42,552)
  Proceeds from sale of assets                                  --         7,440            --
  Distributions from joint ventures                          3,251         2,362         1,657
  Contributions to joint ventures                              (36)         (218)         (359)
                                                          ------------------------------------
  Net cash used in investing activities                    (47,612)      (39,941)      (41,254)
                                                          ------------------------------------
Cash flows from financing activities:
  Book overdraft                                                --            --          (403)
  Net additions (repayments) under credit lines             31,450       (28,300)       18,750
  Proceeds from issuance of long-term debt                      --        95,000        50,000
  Principal repayments of long-term debt                   (10,981)       (6,766)      (22,971)
  Proceeds from issuance of Class A Common Stock               536           479           289
  Exercise of Class A Common Stock Options                     907         1,831         2,447
  Other                                                       (387)       (1,300)       (3,316)
                                                          ------------------------------------
  Net cash provided by financing activities                 21,525        60,944        44,796
                                                          ------------------------------------
Net increase in cash                                         1,861         2,533           150
Cash at the beginning of the year                            2,683           150            --
                                                          ------------------------------------
Cash at the end of the year                               $  4,544      $  2,683      $    150
                                                          ====================================


                 See Notes to Consolidated Financial Statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Robert Mondavi Corporation (RMC) and its consolidated subsidiaries (the Company) are primarily engaged in the production and sale of premium table wine. The Company also sells wine under importing and marketing agreements.

The Company sells its products principally to distributors for resale to restaurants and retail outlets in the United States. A substantial part of the Company's wine sales is concentrated in California and, to a lesser extent, the states of New York, New Jersey, Texas, Pennsylvania, Florida and Massachusetts. Export sales account for approximately 9% of net revenues, with major markets in Canada, Europe and Asia.

A summary of significant accounting policies follows:

BASIS OF PRESENTATION The consolidated financial statements include the accounts of RMC and all its subsidiaries. All significant intercompany transactions and balances have been eliminated. Investments in joint ventures are accounted for using the equity method. Certain fiscal 1998 and 1997 balances have been reclassified to conform with the current year presentation.

USE OF ESTIMATES The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

INVENTORIES Effective July 1, 1998, the Company changed its wine inventory costing method from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. The primary reasons for the change in accounting method are: management's belief that the FIFO method of accounting better matches revenues and expenses of the Company's wines sold, and therefore provides a better method of reporting the Company's results of operations; the FIFO method of accounting will reduce intra-year cost of sales volatility; and the FIFO method of accounting will provide improved financial comparability to other publicly-traded companies in the industry. The accounting change has been applied to prior years by retroactively restating the financial statements. As a result of this restatement, current assets, current liabilities and retained earnings increased by $28,502,000, $10,200,000 and $18,302,000, respectively, at June 30, 1998. The restatement increased net income for the year ended June 30, 1998, by $1,147,000, or $0.07 per diluted share, and increased net income for the year ended June 30, 1997, by $9,900,000, or $0.63 per diluted share.

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

ADVERTISING COSTS Advertising costs are expensed as incurred or the first time the advertising takes place. Point of sale materials are accounted for as inventory and charged to expense as utilized. Advertising expense, including point of sale materials charged to expense, totaled $14,662,000, $10,688,000 and $8,714,000, respectively, for the year ended June 30, 1999, 1998 and 1997.

INCOME TAXES Deferred income taxes are computed using the liability method. Under the liability method, taxes are recorded based on the future tax effects of the difference between the tax and financial reporting bases of the Company's assets and liabilities. In estimating future tax consequences, all expected future events are considered, except for potential income tax law or rate changes.

OTHER COMPREHENSIVE INCOME Effective July 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), Reporting Comprehensive Income. This statement establishes standards for reporting and displaying comprehensive income and its components. Comprehensive income includes revenues, expenses, gains and losses that are excluded from net income under current accounting standards, including foreign currency translation adjustments and unrealized gains and losses on certain investments in debt and equity securities. The adoption of SFAS 130 did not have a material impact on the Company's consolidated financial statements and the amounts have been reclassified for prior periods in order to conform with this statement. The Company has presented the information required by SFAS 130 in the accompanying consolidated statements of shareholders' equity.

SEGMENT REPORTING The Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), Disclosures about Segments of an Enterprise and Related Information, for the fiscal year ended June 30, 1999. SFAS 131 establishes standards for reporting certain information about operating segments of an enterprise. Operating segments are defined based upon the way that management organizes financial information within the enterprise for making operating decisions and assessing performance.

Management organizes financial information primarily by product line for purposes of making operating decisions and assessing performance. The Company has determined that its product line operating segments share similar long-term financial performance, production processes, customer types, distribution methods and other economic characteristics. Accordingly, as permitted by SFAS 131, these operating segments have been aggregated as a single operating segment in the consolidated financial statements.

MAJOR CUSTOMERS The Company sells the majority of its wines through distributors in the United States and through brokers and agents in export markets. There is a common ownership in several distributorships in different states that, when considered to be one entity, represented 29%, 30% and 29%, respectively, of gross revenues for the year ended June 30, 1999, 1998 and 1997. Trade accounts receivable from these distributors at June 30, 1999 and 1998 totaled $29,376,000 and $23,873,000, respectively.

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

STOCK-BASED COMPENSATION The Company measures compensation cost for employee stock options and similar equity instruments using the intrinsic value-based method of accounting. The Company's stock option plans are discussed in Note 9.

EARNINGS PER SHARE Earnings per share has been computed by dividing net income by the sum of the weighted average number of Class A and Class B common shares outstanding plus the dilutive effect, if any, of common share equivalents for stock option awards.

In computing basic earnings per share for the year ended June 30, 1999, 1998 and 1997, no adjustments have been made to net income (numerator) or weighted-average shares outstanding (denominator). The computation of diluted earnings per share for the same periods is identical to the computation of basic earnings per share except that the weighted-average shares outstanding (denominator) has been increased by 451,000, 583,000 and 613,000, respectively, for the year ended June 30, 1999, 1998 and 1997 to include the dilutive effect of stock options outstanding.

FAIR VALUE OF FINANCIAL INSTRUMENTS The fair value of the Company's debt is estimated based on the current market rates available to the Company for debt of the same remaining maturities. At June 30, 1999, the carrying amount and estimated fair value of the Company's debt was $254,010,000 and $251,690,000, respectively. At June 30, 1998, the carrying amount and estimated fair value of the Company's debt was $233,541,000 and $244,394,000, respectively.

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

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 (SFAS 133), Accounting for Derivative Instruments and Hedging Activities. SFAS 133 is effective for years beginning after June 15, 2000. The statement requires all derivatives to be recorded on the balance sheet at fair value and establishes "special accounting" for the different types of hedges. The Company plans to adopt this statement in fiscal 2001 and does not expect it to have a material effect on the consolidated financial statements.

At June 30, 1999, the Company had outstanding forward exchange contracts to purchase various foreign currencies through April 2000 for the U.S. dollar equivalent of $9,517,000. Using exchange rates outstanding as of June 30, 1999, the U.S. dollar equivalent of the contracts was $8,943,000.


NOTE 2 INVENTORIES

Inventories consist of the following (in thousands):

                                                              JUNE 30,
                                                     ---------------------------
                                                       1999               1998
                                                     ---------------------------
Wine in production                                   $183,825           $170,708
Bottled wine                                           66,682             70,572
Crop costs and supplies                                11,870             15,490
                                                     ---------------------------
                                                     $262,377           $256,770
                                                     ===========================


Wine inventories are valued at the lower of cost or market and inventory costs are determined using the FIFO method. Costs associated with growing crops are recorded as inventory and are recognized as wine inventory costs in the year in which the related crop is harvested.


NOTE 3 PROPERTY, PLANT AND EQUIPMENT

The cost and accumulated depreciation of property, plant and equipment consist of the following (in thousands):

                                                             JUNE 30,
                                                   ----------------------------
                                                     1999               1998
                                                   ----------------------------
Land                                               $  44,711          $  40,903
Vineyards                                             32,790             32,939
Machinery and equipment                              152,026            125,270
Buildings                                             39,578             33,222
Vineyards under development                           46,275             31,818
Construction in progress                              31,441             39,577
                                                   ----------------------------
                                                     346,821            303,729
Less--accumulated depreciation                       (97,249)           (88,428)
                                                   ----------------------------
                                                   $ 249,572          $ 215,301
                                                   ============================


Included in property, plant and equipment are assets leased under capital leases with cost and accumulated depreciation totaling $6,514,000 and $2,878,000, respectively, at June 30, 1999 and $6,514,000 and $2,313,000, respectively, at June 30, 1998. Depreciation expense for machinery and equipment under capital leases was $565,000, $723,000 and $917,000 for the year ended June 30, 1999,
1998 and 1997, respectively.

Included in property, plant and equipment is $3,513,000, $2,645,000 and $1,343,000 of interest capitalized for the year ended June 30, 1999, 1998 and 1997, respectively.

NOTE 4 INVESTMENTS IN JOINT VENTURES

Investments in joint ventures are summarized below (in thousands). The Company's interest in income and losses for each joint venture is stated within parentheses.

                                                              JUNE 30,
                                                     ---------------------------
                                                      1999                1998
                                                     ---------------------------
Opus One (50%)                                       $11,720             $10,054
Caliterra (50%)                                        6,418               6,798
LDV (50%)                                              1,482               1,270
Other                                                    504                 544
                                                     ---------------------------
                                                     $20,124             $18,666
                                                     ===========================


The condensed combined balance sheets and statements of operations of the joint ventures, along with the Company's proportionate share, are summarized as follows (in thousands):

BALANCE SHEETS

                                                      COMBINED          PROPORTIONATE SHARE
                                                -------------------     -------------------
                                                      JUNE 30,                JUNE 30,
                                                -------------------     -------------------
                                                 1999        1998        1999        1998
                                                -------------------     -------------------
Current assets                                  $41,268     $35,912     $20,634     $17,956
Other assets                                     47,566      44,167      23,783      22,084
                                                -------------------     -------------------
    Total assets                                $88,834     $80,079     $44,417     $40,040
                                                ===================     ===================

Current liabilities                             $24,874     $27,055     $12,437     $13,527
Other liabilities                                23,350      15,633      11,675       7,817
Venturers' equity                                40,610      37,391      20,305      18,696
                                                -------------------     -------------------
    Total liabilities and venturers' equity     $88,834     $80,079     $44,417     $40,040
                                                ===================     ===================


The Company's investments in joint ventures differ from the amount that would be obtained by applying the Company's ownership interest to the venturers' equity of these entities due to preferred capital accounts and capital account differences specified in the joint venture agreements.

STATEMENTS OF OPERATIONS

                                   COMBINED                       PROPORTIONATE SHARE
                       -------------------------------     -------------------------------
                              YEAR ENDED JUNE 30,                 YEAR ENDED JUNE 30,
                       -------------------------------     -------------------------------
                        1999        1998        1997        1999        1998        1997
                       -------------------------------     -------------------------------
Net revenues           $40,040     $37,417     $28,271     $20,020     $18,671     $14,089
Cost of goods sold      14,624      15,267      11,479       7,312       7,634       5,740
                       -------------------------------     -------------------------------
Gross profit            25,416      22,150      16,792      12,708      11,037       8,349
Other expenses          15,670      16,817       9,753       7,835       8,356       4,784
                       -------------------------------     -------------------------------
Net income             $ 9,746     $ 5,333     $ 7,039     $ 4,873     $ 2,681     $ 3,565
                       ===============================     ===============================

NOTE 5 EMPLOYEE COMPENSATION AND RELATED COSTS

The Company has a tax-qualified defined contribution retirement plan (the Plan) which covers substantially all of its employees. Company contributions to the Plan are 7% of eligible compensation paid to participating employees. Company contributions to the Plan were $2,219,000, $2,411,000 and $2,108,000 for the year ended June 30, 1999, 1998 and 1997, respectively. Contributions to the Plan are limited by the Internal Revenue Code. The Company has a non-qualified supplemental executive retirement plan to restore contributions limited by the Plan. This plan is administered on an unfunded basis. The unfunded liability related to this plan totaled $1,377,000 and $1,192,000 at June 30, 1999 and 1998, respectively.

The Company has a deferred compensation plan with certain key executives, officers and directors. Under the provisions of this plan, participants may elect to defer up to 100% of their eligible compensation and earn a guaranteed interest rate on their deferred amounts, which was approximately 8.5% and 9.1% for the year ended June 30, 1999 and 1998, respectively. The Company's liability under this plan totaled $1,544,000 and $1,050,000 at June 30, 1999 and 1998, respectively. Amounts deferred are held within a Rabbi Trust for the benefit of the participants. These funds and the accumulated interest are included in other assets.

The Company also has a deferred executive incentive compensation plan with certain present and past key officers. Under the provisions of this plan, units are awarded to participants at the discretion of the Board of Directors. The units each earn a percentage of Company profits as defined by the plan over a five year vesting period. In February 1993, the Board of Directors determined that no future units will be awarded under the plan; however, the plan remains in place with respect to existing units. Subject to participant election for deferral of payments and payment terms for participants no longer in the plan, the accrued amounts are distributable in cash when fully vested. The compensation earned on the units and accumulated interest on fully vested amounts not distributed, are accrued but unfunded. The unfunded liability related to this plan totaled $6,138,000 and $5,836,000 at June 30, 1999 and 1998, respectively.


NOTE 6 LONG-TERM DEBT AND NOTES PAYABLE TO BANKS

Long-term debt consists of the following (in thousands):

                                                                     JUNE 30,
                                                             ------------------------
                                                               1999           1998
                                                             ------------------------
Long-term unsecured credit lines                             $  61,900      $  30,450
Fixed rate secured term loans;
  interest rates 8.06% to 10.00% at June 30, 1999;
  principal and interest payable monthly; due 1999--2005        15,520         17,597
Fixed rate unsecured term loans;
  interest rate 8.92% at June 30, 1999;
  principal and interest payable quarterly; due 2004            31,300         35,167
Fixed rate unsecured term loans;
  interest rate 7.39% at June 30, 1999;
  principal and interest payable semiannually; due 2006         45,589         50,000
Fixed rate unsecured term loans;
  interest rate 6.71% at June 30, 1999;
  interest payable semiannually through July 29, 2006;
  principal and interest payable semiannually from
  January 29, 2007; due 2013                                    95,000         95,000
Capitalized lease obligations;
  interest rates 6.96% to 8.00% at June 30, 1999;
  principal and interest payable monthly; due 2002--2010         4,701          5,327
                                                             ------------------------
                                                               254,010        233,541
Less--current portion                                          (10,252)       (10,984)
                                                             ------------------------
                                                             $ 243,758      $ 222,557
                                                             ========================

Aggregate annual maturities of long-term debt at June 30, 1999, are as follows (in thousands):

                   YEAR ENDING
                     JUNE 30,
                   -----------
                    2000                                $ 10,252
                    2001                                  72,003
                    2002                                  15,761
                    2003                                  12,501
                    2004                                   8,695
                    Thereafter                           134,798
                                                        --------
                                                        $254,010
                                                        ========

The Company has unsecured credit lines with two banks that provide for both short-term and long-term borrowings. The short-term credit lines expire on December 24, 1999, and have maximum credit available of $71,500,000. The long-term credit lines expire on December 31, 2001, and have maximum credit available of $80,000,000. The credit lines bear interest, which is payable monthly, at rates determined under various bank interest programs, ranging from 5.61% to 7.75% at June 30, 1999. There were no borrowings outstanding under the Company's short-term credit lines as of June 30, 1999 and 1998.

On January 29, 1998, the Company entered into unsecured term loans totaling $95,000,000 that bear interest, payable semiannually, at a fixed rate of 6.71%. Semiannual principal payments commence on January 29, 2007. The proceeds from these loans were used to pay down long-term credit line borrowings.

Property, plant and equipment with a net book value of approximately $28,400,000 at June 30, 1999, is pledged as collateral for long-term debt. The terms of the unsecured credit lines and certain long-term debt agreements include covenants that require the maintenance of various minimum financial ratios and other covenants. The most restrictive of these covenants requires the ratio of net tangible assets to debt maturing in excess of one year to be 1.75 to 1 or greater. The Company was in compliance with all such covenants during the year ended June 30, 1999.


NOTE 7 INCOME TAXES

The provision for income taxes consists of the following (in thousands):

                                                 YEAR ENDED JUNE 30,
                                   ---------------------------------------------
                                     1999               1998              1997
                                   ---------------------------------------------
Current:
  Federal                          $ 19,684           $ 13,377          $ 14,763
  State                               2,465              2,230             2,488
                                   ---------------------------------------------
                                     22,149             15,607            17,251
                                   ---------------------------------------------

Deferred:
  Federal                            (2,428)             3,136             6,049
  State                                (464)               539             1,076
                                   ---------------------------------------------
                                     (2,892)             3,675             7,125
                                   ---------------------------------------------
                                   $ 19,257           $ 19,282          $ 24,376
                                   =============================================

Income tax expense differs from the amount computed by multiplying the statutory federal income tax rate times income before taxes, due to the following:

                                                      YEAR ENDED JUNE 30,
                                               -------------------------------
                                                1999        1998         1997
                                               -------------------------------
Federal statutory rate                           35.0%       35.0%        35.0%
State income taxes, net of federal benefit        2.6         3.6          3.9
Permanent differences                             0.5         0.5          0.3
Other                                             0.4        (0.1)        (0.2)
                                               -------------------------------
                                                 38.5%       39.0%        39.0%
                                               ===============================

The approximate effect of temporary differences and carryforwards that give rise to deferred tax balances are as follows (in thousands):

                                                              JUNE 30,
                                                     --------------------------
                                                       1999              1998
                                                     --------------------------
GROSS DEFERRED TAX ASSETS
  Liabilities and accruals                           $ (2,374)         $ (2,070)
  Deferred compensation                                (3,159)           (3,828)
  Tax credits                                            (692)             (692)
                                                     --------------------------
    Gross deferred tax assets                          (6,225)           (6,590)
                                                     --------------------------
GROSS DEFERRED TAX LIABILITIES
  Property, plant and equipment                        20,042            17,331
  Retirement plans                                        766               677
  Inventories                                           4,555            10,610
  Receivables                                             326               435
  Investments in joint ventures                         1,384             1,623
  State taxes                                             334               359
                                                     --------------------------
    Gross deferred tax liabilities                     27,407            31,035
                                                     --------------------------
      Net deferred tax liability                     $ 21,182          $ 24,445
                                                     ==========================

The Company has foreign tax credits at June 30, 1999 that can be utilized upon repatriation of foreign source earnings and can be carried forward five years thereafter.

During the year ended June 30, 1999 and 1998, the Company recognized certain tax benefits related to stock option plans in the amount of $490,000 and $1,487,000, respectively. These benefits were recorded as a decrease in income taxes payable and an increase in paid-in capital.


NOTE 8 SHAREHOLDERS' EQUITY

The authorized capital stock of the Company consists of Preferred Stock, Class A Common Stock and Class B Common Stock.

During the second quarter of fiscal 1998, 370,000 shares of Class B Common Stock, owned by a major shareholder, were converted into 370,000 shares of Class A Common Stock. The conversion of the shares represents a non-cash financing activity for purposes of the consolidated statements of cash flows.

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

Included in retained earnings at June 30, 1999, is $5,266,000 of undistributed income from joint ventures that has been accounted for using the equity method.

NOTE 9 STOCK OPTION AND EMPLOYEE STOCK PURCHASE PLANS

The Company has stock option plans and an employee stock purchase plan that are described below. The Company accounts for its plans using the intrinsic value-based method of accounting and no compensation cost has been recognized for its stock option plans or its employee stock purchase plan. Had compensation cost for the Company's stock option plans and employee stock purchase plan been determined based on the fair value at the grant date for awards under those plans, net income would have been $28,738,000, $28,840,000 and $37,628,000, respectively, and earnings per diluted share would have been $1.81, $1.82, and $2.40, respectively, for the year ended June 30, 1999, 1998 and 1997.

For purposes of calculating compensation cost under SFAS 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in fiscal 1999, 1998 and 1997, respectively: dividend yield of 0% for all years; expected volatility of 50%, 49% and 46%; risk-free interest rates of 4.79%, 6.26% and 6.78%; and expected lives of three to six years for all years.

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

A summary of the Company's stock option plans is presented below:

                                         JUNE 30, 1999                    JUNE 30, 1998
                                 ------------------------------     -------------------------------
                                                    WEIGHTED                           WEIGHTED
                                                    AVERAGE                             AVERAGE
                                  OPTIONS        EXERCISE PRICE      OPTIONS         EXERCISE PRICE
                                 ------------------------------     -------------------------------
      Outstanding at
        beginning of year         1,315,733         $  21.73         1,279,834         $  15.74
      Granted                       419,425            23.98           205,000            51.03
      Exercised                     (84,916)           10.68          (163,283)           11.22
      Forfeited                     (11,521)           13.89            (5,818)           21.03
                                 ---------------------------        ---------------------------
      Outstanding at
        end of year               1,638,721         $  22.89         1,315,733         $  21.73
                                 ===========================        ===========================

      Options exercisable
        at end of year            1,140,183         $  20.43         1,074,338         $  18.84
                                 ===========================        ===========================

      The following table summarizes information about stock options outstanding at June 30, 1999:

                                      OPTIONS OUTSTANDING                  OPTIONS EXERCISABLE
                            ---------------------------------------      ------------------------
                                           WEIGHTED
                                           AVERAGE         WEIGHTED                     WEIGHTED
                                           REMAINING       AVERAGE                       AVERAGE
        RANGE OF                          CONTRACTUAL      EXERCISE                      EXERCISE
     EXERCISE PRICES         OPTIONS         LIFE           PRICE         OPTIONS         PRICE
     --------------------------------------------------------------------------------------------
     $38.01 to $52.00         200,900      8.2 years      $   51.03        123,936      $   50.97
      15.01 to  38.00         743,345      8.2 years          26.02        331,240          27.58
      11.01 to  15.00         575,217      3.7 years          12.08        575,217          12.08
       7.00 to  11.00         119,259      5.2 years           8.07        109,790           8.09
     --------------------------------------------------------------------------------------------
       7.00 to  52.00       1,638,721      6.4 years      $   22.89      1,140,183      $   20.43
     ============================================================================================

EMPLOYEE STOCK PURCHASE PLAN Under the Employee Stock Purchase Plan, the Board will from time to time grant rights to eligible employees to purchase Class A Common Stock. Under this plan, the Company is authorized to grant rights to purchase up to 300,000 shares of Class A Common Stock. The purchase price is the lower of 85% of the fair market value on the date the Company grants the right to purchase or 85% of the fair market value on the date of purchase. Employees, through payroll deductions of no more than 15% of their base compensation, may exercise their rights to purchase for the period specified in the related offering. During the year ended June 30, 1999, 1998 and 1997, shares totaling 16,622, 17,819 and 10,344, respectively, were issued under the Employee Stock Purchase Plan at average prices of $32.27, $26.90 and $27.98, respectively.


NOTE 10 REORGANIZATION AND OTHER ONE-TIME CHARGES

During the second quarter of fiscal 1999, the Company implemented a series of operational and organizational changes aimed at improving its competitiveness and resources for investing in vineyards and wineries and providing stronger marketing support for its wines. These changes included the reduction of approximately 4% of the Company's workforce; the centralization of various support functions; the write-down of excess imported wine inventory; and the write-off of certain vineyard assets. As a result of these operational and organizational changes, the Company recorded one-time charges totaling $6.0 million, or $0.23 per diluted share, during the second quarter of fiscal 1999.

The Company eliminated 36 positions, primarily in Napa Valley winery operations and in the administrative areas. These job eliminations, combined with the centralization of finance, logistics, purchasing and customer service, are intended to make the Company more efficient without affecting wine quality or service levels. As a result of these organizational changes, the Company incurred $1.5 million of employee separation expenses for the fiscal year. All severance payments were made prior to June 30, 1999.

The Company also completed a strategic review of its product portfolio and decided to focus more of its resources on the Company's core brands: Robert Mondavi Winery, Robert Mondavi Coastal and Woodbridge. As a result, the Company lowered its sales growth expectations for its Vichon Mediterranean brand. Based on revised sales forecasts, the Company determined it had approximately 475,000 gallons of excess imported wine inventory. Accordingly, the Company wrote down the excess inventory to its fair market value based on current market prices and recent sales of similar wine inventory. The resulting $4.0 million write-down was included in cost of goods sold. At June 30, 1999, the Company had $1.0 million remaining as a reserve related to this write-down that the Company expects will be utilized during fiscal 2000 as it sells its remaining excess imported wine inventory.

The Company also decided to prioritize the replanting of its internal vineyards. As a result, the Company accelerated the removal of certain vineyards for replant. The net book value of the vineyards removed totaled $0.5 million, which was included in cost of goods sold.


NOTE 11 COMMITMENTS AND CONTINGENCIES

The Company leases some of its office space, warehousing facilities, vineyards and equipment under non-cancelable leases accounted for as operating leases. Certain of these leases have options to renew. Rental expense amounted to $4,163,000, $3,789,000 and $2,739,000, respectively, for the year ended June 30,
1999, 1998 and 1997. The Company also leases land, machinery and equipment under capital leases. The minimum rental payments under non-cancelable operating and capital leases at June 30, 1999 are as follows (in thousands):


             YEAR ENDING                                    CAPITAL       OPERATING
               JUNE 30,                                      LEASES        LEASES
             -----------                                    --------      ---------
               2000                                         $  1,011       $  2,819
               2001                                            1,011          2,503
               2002                                            1,011          2,211
               2003                                              906          2,139
               2004                                              144          1,517
               Thereafter                                      2,736         13,639
                                                            --------       --------
                                                               6,819       $ 24,828
                                                                           ========
               Less amount representing interest              (2,118)
                                                            --------
               Present value of minimum lease payments      $  4,701
                                                            ========


Interest expense on capital lease obligations was $385,000, $431,000 and $470,000 for the year ended June 30, 1999, 1998 and 1997, respectively.

The Company has contracted with various growers and certain wineries to supply a large portion of its future grape requirements and a smaller portion of its future bulk wine requirements. While most of these contracts call for prices to be determined by market conditions, several long-term contracts provide for minimum grape or bulk wine purchase prices.

The Company is subject to litigation in the ordinary course of business. In the opinion of management, the ultimate outcome of existing litigation will not have a material adverse effect on the Company's consolidated financial condition, results of its operations, or cash flows.

NOTE 12 SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest, net of amounts capitalized, was $14,382,000, $9,853,000 and $8,974,000 for the year ended June 30, 1999, 1998 and 1997, respectively. Cash paid for income taxes was $22,149,000, $16,800,000 and $14,771,000 for the year ended June 30, 1999, 1998 and 1997, respectively.

Non-cash financing activities not included in the statements of cash flows include the conversions of stock in fiscal 1998 (Note 8) and the tax benefits related to stock option plans in fiscal 1999, 1998 and 1997 (Note 7).


NOTE 13 QUARTERLY HIGHLIGHTS (UNAUDITED)

Selected highlights for each of the fiscal quarters during the year ended June 30, 1999 and 1998 are as follows (in thousands, except per share data):


                                     1ST           2ND           3RD           4TH
                                   QUARTER        QUARTER       QUARTER       QUARTER
                                   --------------------------------------------------
YEAR ENDED JUNE 30, 1999:
  Net revenues                     $ 71,361      $104,871      $ 89,161      $105,184
  Gross profit                       32,473        42,752        40,816        49,135
  Net income                          7,996         6,455         7,505         8,827
  Earnings per share--Basic             .52           .42           .49           .57
  Earnings per share--Diluted           .51           .41           .47           .55

YEAR ENDED JUNE 30, 1998:
  Net revenues                     $ 65,550      $ 93,002      $ 76,009      $ 90,598
  Gross profit                       31,532        43,749        35,180        40,883
  Net income                          7,654        11,336         6,051         5,121
  Earnings per share--Basic             .50           .74           .40           .33
  Earnings per share--Diluted           .48           .71           .38           .32

                        REPORT OF INDEPENDENT ACCOUNTANTS


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
THE ROBERT MONDAVI CORPORATION

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of The Robert Mondavi Corporation and its subsidiaries at June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for inventories in the first quarter of fiscal 1999.


/s/ PRICEWATERHOUSECOOPERS LLP


PRICEWATERHOUSECOOPERS LLP
SAN FRANCISCO, CALIFORNIA
JULY 27, 1999

                              CORPORATE INFORMATION

BOARD OF DIRECTORS
Robert G. Mondavi                       Marcia Mondavi Borger                   Philip Greer(1)(2)
Chairman of the Board                   Director                                Senior Managing Director
The Robert Mondavi Corporation          The Robert Mondavi Corporation          Weiss, Peck and Greer, L.L.C.,
                                                                                Investment Managers
R. Michael Mondavi                      James Barksdale
President and Chief                     President and Chief                     Bartlett R. Rhoades(1)(2)
Executive Officer                       Executive Officer                       President and Chief
The Robert Mondavi Corporation          The Barksdale Group                     Executive Officer
                                                                                Healthtrac, Inc.
Timothy J. Mondavi                      Frank E. Farella(1)
Managing Director and Winegrower        Partner                                 (1) Member Audit Committee
The Robert Mondavi Corporation          Farella, Braun & Martel,
                                        Attorneys                               (2) Member Compensation
                                                                                    Committee


OFFICERS
R. Michael Mondavi                      Michael K. Beyer                        Peter Mattei
President and Chief Executive           Senior Vice President,                  Senior Vice President,
Officer                                 General Counsel and Secretary           Production and Vineyards

Timothy J. Mondavi                      Mitchell J. Clark                       Alan E. Schnur
Managing Director and                   Senior Vice President,                  Senior Vice President,
Winegrower                              Sales                                   Human Resources

Gregory M. Evans                        Martin C. Johnson                       Steven R. Soderberg
Executive Vice President and            Senior Vice President,                  Senior Vice President,
Chief Operating Officer                 Marketing                               Information Systems

Stephen A. McCarthy
Senior Vice President and
Chief Financial Officer


                             SHAREHOLDER INFORMATION


REGISTRAR AND TRANSFER AGENT

ChaseMellon Shareholder Services, L.L.C.
Shareholder Relations
P.O. Box 3315
South Hackensack, NJ 07606
(800) 356-2017
(800) 231-5469 (TDD)
(201) 328-8450 (Outside U.S.)
www.chasemellon.com

INDEPENDENT ACCOUNTANTS

PricewaterhouseCoopers LLP
San Francisco, California

ANNUAL MEETING

The annual meeting of shareholders
will be held on Friday, November 5, 1999 at the Woodbridge Winery in Acampo, California.

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

YEAR ENDED JUNE 30, 1999              HIGH             LOW
-------------------------------------------------------------
FOURTH QUARTER                       $38 1/4         $31 1/2
THIRD QUARTER                        $40 15/16       $31 3/16
SECOND QUARTER                       $41 3/8         $21 1/4
FIRST QUARTER                        $30 5/16        $20 7/8


YEAR ENDED JUNE 30, 1998               HIGH             LOW
-------------------------------------------------------------
FOURTH QUARTER                       $41 9/16       $28 3/8
THIRD QUARTER                        $50 1/4        $36 3/16
SECOND QUARTER                       $56 3/8        $46 1/2
FIRST QUARTER                        $55 3/4        $42 13/16


The Company has never declared or paid
dividends on its common stock and
anticipates that all earnings will be
retained for use in its business. The
payment of any future dividends will be
at the discretion of the Board of
Directors and will continue to be subject to certain limitations and restrictions under the terms of the Company's indebtedness to various institutional lenders, including a prohibition on the payment of dividends without the prior written consent of such lenders. There were approximately 1,635 shareholders of record as of June 30, 1999.